As confidentially submitted filed with the Securities and Exchange Commission on October 28, 2024.
This draft registration statement has not been filed, publicly or otherwise, with the Securities and Exchange Commission, and all information contained herein remains strictly confidential.

No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________________

NEUROSPECTRUM INSIGHTS, INC.
(Exact name of registrant as specified in its charter)

______________________________

Delaware	[3841]	83-1708919
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

NeuroSpectrum Insights, Inc.
367 Main Street, Ste. 105
Bedminster, NJ 07921
908-304-4858

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

______________________________

Andrew Stewart
Chief Executive Officer
NeuroSpectrum Insights, Inc.
367 Main Street, Ste. 105
Bedminster, NJ 07921
908-304-4858
(Name, address, including zip code, and telephone number, including area code, of agent for service)

______________________________

Copies to:

Joseph M. Lucosky, Esq. Lawrence Metelitsa, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Iselin, New Jersey 08830 Telephone: (732) 395-4400 Fax: (732) 395-4401	Fang Liu Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, VA 22182 Telephone: +1-703-919-7285

______________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses as set forth below.

•        Public Offering Prospectus:    A prospectus to be used for the initial public offering by the Company of [•] shares of its common stock through the underwriters named on the cover page, which we refer to as the “Public Offering Prospectus”.

•        Resale Prospectus:    A prospectus to be used for the potential resale by selling stockholders of up to [•] shares of common stock of the Company, which we refer to as the “Resale Prospectus”.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•        they contain different outside and inside front covers;

•        they contain different Offering sections in the Prospectus Summary section;

•        they contain different Use of Proceeds sections;

•        the Capitalization and Dilution sections are deleted from the Resale Prospectus;

•        a Selling Stockholders section is included in the Resale Prospectus;

•        the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus and a Plan of Distribution is inserted in its place; and

•        the Legal Matters section in the Resale Prospectus deletes the reference to counsel for the underwriters.

We have included in this Registration Statement, after the financial statements, a set of alternate pages after the back cover page of the Public Offering Prospectus, which we refer to as the “Alternate Pages”, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the selling stockholders.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [*]

Shares of Common Stock

This is the initial public offering of shares of common stock par value $0.00001 per share (the “Common Stock”) of NeuroSpectrum Insights, Inc. Prior to this offering there has been no public market for our Common Stock. We currently expect the initial public offering price to be between $[•] and $[•] per share.

We intend to apply to list our Common Stock on the Nasdaq Capital Market, or Nasdaq, under the symbol “[*]”. No assurance can be given that our application will be approved. If our Common Stock is not approved for listing on Nasdaq, we will not consummate this offering.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our Common Stock involves a high degree of risk. Please read “Risk Factors” beginning on page 10 of this prospectus to read about factors you should consider before buying our Common Stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

____________

(1)    We have also agreed to reimburse the underwriters for certain of their expenses and to issue to [•], underwriter warrants to purchase a number of shares of Common Stock equal to 8% of the number of shares included in this offering at an exercise price equal to 110% of the initial public offering price of the shares. See “Underwriting” beginning on page 77 of this prospectus for more information about these arrangements and other items of value payable to the underwriters.

Additionally, we have granted to the representative of the underwriters an option to purchase up to 15% additional shares of Common Stock at a purchase price of $[•] per share less the underwriting discounts and commissions, for [•] days after the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares is expected to be made on or about, [•], 2024.

[underwriter]

NETWORK 1 FINANCIAL SECURITIES, Inc.

The date of this prospectus is, [•], 2024

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Shares offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our Shares, Common Stock or Warrants. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus or any applicable free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus and any applicable free writing prospectus must inform themselves, and observe any restrictions relating to, the offering of the Shares and the distribution of this prospectus outside the United States.

Through and including, [*] 2024 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the® and ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our Common Stock. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed financial statements and related notes thereto included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “we,” “us,” “our,” “our company,” “NSI,” or similar terminology refer to NeuroSpectrum Insights, Inc.

Overview

We are a medical device company preparing to commercialize breakthrough computerized analysis technology to enhance clinicians’ capabilities in diagnosing various neurological and neurodevelopmental disorders, such as: autism, dyslexia, attention-deficit/hyperactivity disorder (“ADHD”), or schizophrenia. GyriCalc, NSI’s first product, focuses on autism. The GyriCalc proprietary, patented software technology identifies early human brain structural markers of neurodevelopmental differences by automatically analyzing images taken by magnetic resonance imaging machines.

Our Product

GyriCalc is a patented, proprietary computerized algorithm which measures predetermined human brain regions for specific surface characteristics. Images of these brain regions are captured by generally available structural magnetic resonance imagers (“MRI”). The MRI scan typically takes 15 to 20 minutes.

When GyriCalc is applied to the MRI scan, it conducts an analysis and generates a detailed report, in minutes, of the brain surface characteristics measured and the degree these characteristics correlate to the reference data set for typical (normal) brains. The report is provided directly to the ordering clinician.

The specific regions of the cerebral cortex and their surface characteristics (known as “gyri” and “sulci”) correlate to autism as determined through years of research study within the University of Louisville Bioimaging Laboratory, Bioengineering Department in conjunction with the Department of Psychiatry and Behavioral Science and the Norton Children’s Autism Center. The algorithm achieved an autism identification rate of 94%.

NeuroSpectrum Insights has an exclusive commercialization license with the University of Louisville for this technological advancement.

Our Strategy

NeuroSpectrum Insights will market GyriCalc to clinicians at a predetermined list price per patient MRI scan report. The MRI scan will be ordered by the practitioner and paid for by the patient which in most instances will be covered by medical insurance coverage.

The average price for a brain MRI in the United States is ~$1,0001. At a projected list price of $1,500 per patient we estimate a 5-Year Revenue Projection (~35% of annual projected market at 5 years).

	2024	2025	2026	2027	2028
Number of GyriCalc Test	—	400	4,200	7,350	11,000
Total Revenue	—	$623,000	$6,326,000	$19,229,500	$44,721,900
Operating Income	$(1,060,000)	$(1,737,430)	$1,753,800	$12,369,000	$34,480,590
Net Income	$(1,060,000)	$(1,737,430)	$1,753,800	$12,369,000	$25,860,400
EBITDA	$(1,060,000)	$(1,720,760)	$1,777,345	$12,393,430	$34,502,060

____________

1        New Health Choice, Inc. https://www.newchoicehealth.com/procedures/brain-mri

Marketing & Sales

•        Marketing Strategy

•        Targeted, digital messaging tools (including social media accounts) for calendarized promotional campaigning aligned with professional clinical meetings and advocacy groups for autism events

o       Clinician targeted for sales/ordering (“push”)

o       Parents/caregivers targeted for awareness/stimulation (“pull”)

•        Best of breed, branding, key opinion leader (“KOL”) endorsements, connecting with subject matter “influencers”, and internet presence through new website and customer information support portal, with select use of video messaging (ad hoc and professional)

•        KOL support for select, high profile events and annual professional and advocacy meeting presentations

•        Surveilling the market for success stories and merchandizing same through news outlets (internet and traditional)

•        Sales Strategy

•        An individual with clinical autism diagnosis and intervention experience will lead the sales effort

•        Directly contact, via email, phone and social media, targeted clinicians trained to diagnose autism to deliver and reinforce product and services information

•        Participate in industry specific events presenting appropriate materials and messaging based on the individual events and opportunities

•        Coordinate directly with the NSI Clinical Advisory Committee to expand its membership and extend influence into members’ professional networks

•        Sales promotion programs to stimulate repeat ordering and telling of success stories

Our Market Opportunity

Developmental pediatricians, pediatric neurologist, child psychiatrists, and neuropsychologists make up the constellation of clinicians trained to diagnose autism. These are NSI’s primary target customers. The exact numbers for these clinicians are uncertain. Generally accepted estimates put the combined total number at eight to ten thousand in the Unites States and mainly concentrated in major metropolitan areas. This comparatively small number of practitioners, combined with the subjective observational nature of assessment (current standard of care), is another contributing factor to long lead times for diagnosis. Additionally, these practitioners assess the wide range of neurological and neurodevelopmental disorders. Yet, it is these clinicians that are the stage gate for getting insurance coverage needed to support the cost of autism interventional therapies.

The Center for Disease Control and Prevention (“CDC”) estimates that one in 36 children, by the age of eight, will be diagnosed with autism. Between 2020 and 2022, United States annual live births have plateaued at 3.7 million. At a 1/36 rate, the projected number of new cases of autism over the forecast years is approximately 100,000 per year. While the projected number of cases is relatively small compared to the estimated number of diagnosing clinicians, the crux of the problem is screening 3.7 million candidates each year. Additionally, screening isn’t diagnosing. It is an essential first step that falls to general pediatricians, parents, care givers all with highly variable experiences and skills. This too is a significant contributing factor in delayed diagnosis. In a future envisioned market where an objective GyriCalc “test” would be as common as a blood test, greater screening compliance could be achieved together with greater detection precision.

Our Competitive Strengths

For autism, there is no currently available, objective, physiological “test” that can assist the clinician at arriving at a more definitive conclusion regarding autism. GyriCalc will be the first of its kind objective test bringing to the industry detection precision long sought after.

There are a number of testing protocols currently used involving individual practitioner observational studies. The “gold standard” is considered to be the Autism Diagnostic Observation Schedule™, Second Edition (ADOS®-2). Administered by a trained, experienced clinician, this assessment typically takes several hours. However, given the limited number practitioners and the resulting long lead times for an appointment, the typical time to diagnosis is not hours but months and years, in some cases.

ADOS®-2 is highly regarded by researchers because of its sensitivity and specificity. However, it is not ideal because of its subjectivity, limited sample size (in its development), and its design for older children and adults. ADOS®-2 results are combined with interviews with parents, and at times other family members and teachers, and medical history (subject, siblings, and parents) to arrive at a finding that may be definitive in certain “clear cut” cases or inconclusive or too early to tell in other cases. The latter leads to increased parental anxiety, “worried waiting”, and further extended lead times to a diagnosis and therapeutic intervention.

Intellectual Property

NeuroSpectrum Insights, Inc. has an exclusive worldwide license to commercialize the technology, patents, copyrights, and intellectual property rights owned by the University of Louisville Research Foundation Inc. (the “Research Foundation”). The Company was granted an exclusive worldwide license pursuant to an “Exclusive Agreement” dated January 31, 2017 which is valid through the expiration date of the last granted patent. The agreement, among other, provides that the Company must: (i) pay royalties on income from the licensed products during the term of the agreement, (ii) pay a 30% fee on non-royalty income from sub-licensing, (iii) reimburse the Research Foundation certain expenses, which have been paid as of September 30, 2019, (iv) adhere to certain milestone criteria for the raising of capital and submission of the product for FDA clearance and (v) comply with ongoing reporting and disclosure requirements.

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Common Stock. These risks are discussed more fully in “Risk Factors” beginning on page 10 of this prospectus. These risks include, but are not limited to, the following:

•        Even if this offering is successful, we may need additional funding in order to grow our business.

•        The commercial success of our technology and our revenue growth depends upon attaining significant market acceptance among payers, providers, clinics, and patients.

•        Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations on any guidance we may provide.

•        A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including COVID-19, could adversely affect our business.

•        The sizes of the markets for our diagnostic technologies and services and any future diagnostic tests and services may be smaller than we estimate and may decline.

•        Our industry is subject to rapid change, which could make our solutions and the diagnostic tests we develop and services we offer obsolete. If we are unable to continue to innovate and improve our diagnostic tests and services, we could lose customers or market share.

•        If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit or halt the marketing and sale of our diagnostic technologies and services. The expense and potential unavailability of insurance coverage for liabilities resulting from issues with our diagnostic tests and services could harm us and negatively impact our sales.

•        We will need to raise additional capital to fund our existing operations, develop our platform, commercialize new diagnostic tests or expand our operations.

•        Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

•        The timing of any new technology product offerings is uncertain.

•        We may depend on third party distributors for our sales.

•        Risks Related to our Governmental Regulation.

•        The insurance coverage and reimbursement status of newly approved diagnostic tests, particularly in a new category of diagnostics, is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for in-development or future diagnostic tests could limit our ability, and that of our collaborators, to fully commercialize our diagnostic tests and decrease our ability to generate revenue.

•        Healthcare reform measures could hinder or prevent the commercial success of our diagnostic tests.

•        We must comply with healthcare fraud and abuse laws.

•        The regulatory clearance or approval processes of regulatory authorities are lengthy, time-consuming, and unpredictable. If we are ultimately unable to obtain any necessary or desirable regulatory approvals or clearances, or if such approvals or clearances are significantly delayed, our business will be substantially harmed.

•        FDA regulation of our industry generally or our tests specifically could be disruptive to our business.

•        Failure to comply with federal, state and foreign laboratory licensing requirements and the applicable requirements of the FDA or any other regulatory authority, could cause us to lose the ability to perform our tests, experience disruptions to our business, or become subject to administrative or judicial sanctions.

•        Changes in the way that the FDA regulates tests performed by laboratories like ours could result in delay or additional expense in offering our tests and tests that we may develop in the future.

•        Legislative or regulatory reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of any future diagnostic tests and to manufacture, market and distribute our diagnostic tests after clearance or approval is obtained.

•        Any product for which we obtain regulatory clearance or approval will be subject to extensive ongoing regulatory requirements, and we may be subject to penalties if we or our partners fail to comply with regulatory requirements or if we experience unanticipated problems with our products.

•        For any of our products that are approved or cleared by the FDA, we will be required to report to the FDA certain information about adverse medical events or malfunctions, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

•        Obtaining and maintaining regulatory authorization of our products in one jurisdiction does not mean that we will be successful in obtaining regulatory authorization of our products in other jurisdictions.

•        Clinical trials may be necessary to support future product submissions to the FDA. These clinical trials are expensive and will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from commercializing any in-development, modified or new diagnostic tests and will adversely affect our business, operating results and prospects.

•        If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval for or commercialize our diagnostic tests and services.

•        The data that we collect may be vulnerable to breach, loss or misuse, and our handling of such data may be impacted by changes in data privacy and protection laws and regulations, which could increase operational costs or result in regulatory penalties, litigation, or reputational harm.

•        Failure to comply with the HIPAA Privacy, Security and Breach Notification Regulations, as such rules become applicable to our business, may increase our operational costs.

•        Information technology (“IT”) failures and data security breaches, including as a result of cybersecurity attacks, could negatively impact our results of operations and financial condition, subject us to increased operating costs, and expose us to litigation.

•        Our employees, collaborators, independent contractors and consultants may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

•        Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

•        Risks Related to Our Intellectual Property.

•        Risks Related to this Offering and Ownership of Our Common Stock.

•        There has been no prior public market for our Common Stock and an active trading market may not develop.

•        We expect that the price of our Common Stock will fluctuate substantially, and you may not be able to sell the shares you purchase in this offering at or above the offering price.

•        The public price of our common stock may be volatile, and could, following a sale, decline significantly and rapidly.

•        Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

•        We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our Common Stock less attractive to investors.

•        If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Common Stock.

•        If you purchase our Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

•        We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

•        We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

•        If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Common Stock.

•        Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management. Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Corporate Information

We were incorporated in Delaware on January 20, 2016 under the name of Autism Diagnostic Technologies, Inc. The original Certificate of Incorporation was restated on January 31, 2024 to change the name of the Company to NeuroSpectrum Insights, Inc. Our principal executive offices are located at 376 Main Street, Ste. 105, Bedminster, NJ 07921, and our telephone number is (908) 304-4858. Our corporate website address is [https://neurospectruminsights.com/.] The information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Common Stock	shares at $ per share
Over-allotment option to purchase additional shares

We have granted the representative of the underwriters an option for a period of [•] days from the date of this prospectus to purchase an additional 15% of shares of our Common Stock at a price of $[•] per share to cover over-allotments, if any.

Common Stock to be outstanding before this offering(1)	10,874,405 shares.
Common Stock to be outstanding after this offering(2)	shares.
Representative’s Warrants

We have agreed to issue to [•] warrants to purchase up to a total of shares of Common Stock and/or Warrants, (and up to total shares of Common Stock and/or warrants assuming the representative’s over-allotment option is exercised in full), which is equal to 8% of the number of Shares included in this offering (the “Representative’s Warrants”). We are registering hereby the issuance of the Representative’s Warrants and the shares of Common Stock and/or Warrants (and the shares issuable upon exercise thereof) issuable upon exercise of the Representative’s Warrants. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the five year period commencing [180] days from the effective date of this offering at an exercise price equal to 110% of the public offering price of the Shares. Please see “Underwriting — Representative’s Warrants” for a description of the Representative’s Warrants.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $[•] million (or $[•] million if the representative of the underwriters exercise its over-allotment option to purchase additional shares of Common Stock in full), based upon an assumed initial public offering price of $[•] per Share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Risk Factors	See “Risk Factors” on page 10 for a discussion of certain of factors to consider carefully before deciding to purchase any shares of our Shares.
Proposed listing

We intend to apply to list our Common Stock on Nasdaq in connection with this offering. If our Common Stock is not approved for listing on Nasdaq, we will not consummate this offering. Our transfer agent in connection is Vstock Transfer, LLC.

____________

(1)      The number of shares of our Common Stock to be outstanding after this offering is based on shares of Common Stock outstanding as of [•], 2024, and excludes:

•        875,000 shares of our Common Stock issuable upon the exercise of outstanding stock options under the Company’s 2019 Stock Plan (the “2019 Plan”).

•        2,125,000 shares of our Common Stock reserved for future issuance under the 2019 Plan.

•        [•] shares issuable upon the automatic conversion of all convertible notes and accrued interest thereon issued in the bridge financings (the “[•] Conversions”).

Proposed Nasdaq	“[•]”.
Capital Market symbol	We intend to apply to list our Common Stock on the Nasdaq Capital Market, or Nasdaq, under the symbol “[*]”
[Lock Up]

[We, our officers, directors and our existing beneficial owners of 5% or more of the outstanding shares of our Common Stock have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Common Stock or securities convertible into Common Stock for a period of [six (6) months] after the date of this prospectus. See “Underwriting” section on page 77.]

Unless otherwise indicated, all information contained in this prospectus assumes:

•        [no exercise by the representative of the underwriters of its over-allotment option to purchase up to additional shares of our Common Stock and/or Warrants;]

•        No exercise of warrants held by the investors in the bridge financings.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. The statements of operations data for the six months ended June 30, 2024 (condensed and unaudited) and the statements of operations data for the years ended December 31, 2023 and December 31, 2022, and balance sheet data as of December 31, 2023 and December 31, 2022 are derived from our audited financial statements included elsewhere in this prospectus.

The following summary financial information should be read in connection with, and is qualified by reference to, our condensed financial statements related notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected in any future period.

BALANCE SHEET DATA

	December 31, 2023	December 31, 2022
ASSETS

CURRENT ASSETS	$325,713	$93,404
INTANGIBLE ASSETS	20,472	22,178
TOTAL ASSETS	346,185	115,582

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES	1,133,382	1,281,572
NON-CURRENT LIABILITIES	311,172	—
TOTAL LIABILITIES	1,444,554 (1)	1,281,572 (2)

STOCKHOLDERS’ DEFICIT

Preferred Stock, $0.00001 par value; 10,000,000 shares authorized, none issued;	—	—

Common stock, $.00001 par value, 90,000,000 shares authorized, 9,652,655 and 8,945,905 shares issued and outstanding	96	89
Additional paid-in-capital	1,401,326	545,707
Retained deficit	(2,499,791)	(1,711,786)

TOTAL STOCKHOLDERS’ DEFICIT	(1,098,369)	(1,165,990)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$346,185	$115,582

____________

(1)      includes $855,250 compensation accrued for management and key advisors and $458,000 notes convertible into equity issued pursuant to the Bridge Financing transaction (see Section Certain Relationships and Related Party Transactions).

(2)      includes $1,142,500 compensation accrued for management.

STATEMENT OF OPERATIONS DATA

	December 31, 2023	December 31, 2022
REVENUE	$—	$—
COST OF SALES	—	—
GROSS MARGIN	—	—

OPERATING AND ADMINISTRATIVE EXPENSES	780,772	355,442

LOSS FROM OPERATIONS	(780,772)	(355,442)

TOTAL OTHER EXPENSES	(7,233)	(7,578)

NET LOSS	(788,005)	(363,020)

Preferred Dividends	—	—

Net loss per common share – Basic and Diluted	$(0.08)	$(0.04)

Weighted average common shares – Basic and Diluted	9,445,792	8,945,905
	Six Months ended June 30, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Personnel expenses	$108,333	$200,000	$200,000
Securities-based compensation	$46,185	$282,452	$6,827
Product development	$129,280	$139,152	$58,818
Outside services and G&A	$379,704	$159,168	$89,797
Loss from Operations	$663,502	$780,772	$355,442
Net Loss	$787,531	$788,005	$363,020

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should consider and carefully read all of the risks and uncertainties described below, as well as other information included in this prospectus, including our condensed financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition and results of operations. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to our Business and Industry

Even if this offering is successful, we may need additional funding in order to grow our business.

To date, we have financed our operations through private placements of our securities. We have devoted substantially all our financial resources and efforts to developing our technology products, workforce, and R&D capabilities. Our long-term growth and success are dependent upon our ability to generate cash from operating activities. There is no assurance that we will be able to generate sufficient cash from operations or access the capital we need to grow our business. Our inability to obtain additional capital could have a material adverse effect on our ability to fully implement our business plan as described herein and grow our business, to a greater extent than we can with our existing financial resources.

The commercial success of our technology and our revenue growth depends upon attaining significant market acceptance among payers, providers, clinics, and patients.

Our commercial success depends, in part, on the acceptance of our diagnostic technologies and services as being safe and relatively simple for medical practitioners to learn and use, clinically flexible, operationally versatile and, with respect to providers and payers, cost effective. We cannot predict how quickly, if at all, payers, providers, clinics and patients will accept future diagnostic technologies and services or, if accepted, how frequently they will be used. These constituents must believe that our diagnostic tests offer benefits over other available alternatives.

The degree of market acceptance of our product depends on a number of factors, including:

•        the convenience and ease of use of our diagnostic technologies relative to the currently used on the market;

•        the effectiveness of our sales and marketing efforts;

•        our ability to provide incremental data that show the clinical benefits and cost effectiveness, and operational benefits, of our diagnostic technologies;

•        the coverage and reimbursement acceptance of our products and services by insurance providers;

•        pricing pressure, including from group purchasing organizations (“GPO”), seeking to obtain discounts on our diagnostic technologies based on the collective bargaining power of the GPO members;

•        negative publicity regarding our or our competitors’ diagnostic technologies resulting from defects or errors;

•        the accuracy of our technology relative to that of our competitors;

•        ability to obtain any requisite authorization from FDA prior to commercializing our technology; and

•        product requirements by other regulatory authorities;

Additionally, even if our diagnostic technologies achieve widespread market acceptance, they may not maintain that market acceptance over time if competing diagnostic tests or technologies, which are more cost effective or are received more favorably, are introduced. Failure to achieve or maintain market acceptance and/or market share would limit our ability to generate revenue and would have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations on any guidance we may provide.

Our quarterly and annual revenue and operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. Our quarterly and annual operating results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business.

These fluctuations may occur due to a variety of factors, including, but not limited to:

•        the level of demand for our diagnostic technologies, which may vary significantly;

•        the timing and cost of developing our diagnostic technologies, which may vary depending on the terms of our agreements with third party developers;

•        expenditures that we may incur to acquire, develop or commercialize additional tests and technologies;

•        unanticipated pricing pressures;

•        the rate at which we grow our sales force and the speed at which newly hired salespeople become effective, and the cost and level of investment therein;

•        geopolitical instability, economics problems, and other uncertainties in certain foreign countries in which we operate;

A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including COVID-19, could adversely affect our business.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States or worldwide, our business may be adversely affected. COVID-19 has spread to most countries and throughout the United States. Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders or restrictions have resulted in reduced operations at our headquarters, work stoppages, slowdowns and delays, travel restrictions and cancellation of events.

Other disruptions or potential disruptions include:

•        disruptions in our production schedule and ability to assemble diagnostic tests;

•        inventory shortages or obsolescence;

•        delays in actions of regulatory bodies;

•        diversion of or limitations on employee resources that would otherwise be focused on the operations of our business;

•        delays in growing or reductions in our sales organization, including through delays in hiring, lay-offs, furloughs or other losses of sales representatives;

•        business adjustments or disruptions of certain third parties, including suppliers, medical institutions and clinical investigators with whom we may conduct business;

•        additional government requirements or other incremental mitigation efforts that may further impact our or our suppliers’ capacity to develop our diagnostic technologies.

The sizes of the markets for our diagnostic technologies and services and any future diagnostic tests and services may be smaller than we estimate and may decline.

Our estimates of the annual total addressable market for our diagnostic technologies and services are based on a number of internal and third-party estimates and assumptions, including, without limitation, the assumed prices at which we can sell our diagnostic tests and services in the market. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors.

As a result, our estimates of the annual total addressable market for our diagnostic tests and services in different market segments may prove to be incorrect. If the actual number of patients who would benefit from our diagnostic tests, the price at which we can sell them or the annual total addressable market for them is smaller than we have estimated, it may impair our sales growth and negatively affect our business, financial condition and results of operations.

Our industry is subject to rapid change, which could make our solutions and the diagnostic tests we develop and services we offer, obsolete. If we are unable to continue to innovate and improve our diagnostic tests and services, we could lose customers or market share.

Our industry is characterized by rapid changes, including technological and scientific breakthroughs, frequent new product introductions and enhancements and evolving industry standards, all of which could make our current diagnostic tests and others we are developing obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of scientific and technological advances. We must continuously enhance our offerings and develop new and improved diagnostic tests to keep pace with evolving standards of care. If we fail to discover new diagnostic applications or update our diagnostic technology to reflect new scientific knowledge, our diagnostic tests could become obsolete and sales of our current diagnostic technologies and any new tests we develop could decline or fail to grow as expected. This failure to make continuous improvements to our diagnostic tests to keep ahead of those of our competitors could result in the loss of customers or market share that would adversely affect our business, financial condition and results of operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit or halt the marketing and sale of our diagnostic technologies and services. The expense and potential unavailability of insurance coverage for liabilities resulting from issues with our diagnostic tests and services could harm us and negatively impact sales.

We face an inherent risk of product liability as a result of the marketing and sale of our diagnostic technologies and services. For example, we may be sued if our diagnostic tests or services are perceived to be unsuitable during marketing or sale. Any such product liability claim may include allegations of defects in manufacturing, defects in design, strict liability or a breach of warranties. If medical personnel, or care partners are not properly trained, are negligent or use our diagnostic technologies incorrectly, the capabilities of such tests may be diminished. We may also be subject to claims that are caused by the activities of our suppliers, such as those who provide us with components and sub-assemblies for our diagnostic tests.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or halt the marketing and sale of our diagnostic technologies and services. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•        decreased demand for our diagnostic technologies and services;

•        harm to our reputation;

•        initiation of investigations by regulators;

•        costs to defend the related litigation;

•        a diversion of management’s time and our resources;

•        substantial monetary awards to trial participants or patients;

•        product recalls, withdrawals, marketing or promotional restrictions;

•        loss of revenue;

•        adverse impact on the market price of our Common Stock; and

•        exhaustion of any available insurance and our capital resources.

We believe we have adequate product liability insurance, but it may not prove to be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain or obtain insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Our insurance policy contains various exclusions, and we may be subject to a product liability claim for which we have no coverage. The potential inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the marketing and sale of our diagnostic tests and services. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts, which would have a material adverse effect on our business, financial condition and results of operations. In addition, any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation in the industry, significantly increase our expenses and reduce product sales.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our shares.

Our software may not operate properly, which could damage its reputation, give rise to claims against the Company, or divert application of our resources from other purposes, any of which could harm its business and operating results.

Software development is time-consuming, expensive, and complex. Unforeseen difficulties can arise. GyriCalc may encounter technical obstacles, and it is possible that it discovers additional problems that prevent its applications from operating properly. If the Company’s systems do not function reliably or fail to achieve client expectations in terms of performance, clients could assert liability claims against us, which could damage the Company’s reputation and impair its ability to attract or retain clients.

Software as complex as GyriCalc have in the past contained, and may in the future develop or contain, undetected defects, vulnerabilities, or errors. The Company cannot assure that material performance problems or defects in its services will not arise in the future. Errors may result from sources beyond the Company’s control, including the receipt, entry, or interpretation of patient information; interface of the Company’s services with legacy systems that it did not develop; or errors in data provided by third parties. It is challenging for the Company to test its software for all potential problems because it is difficult to simulate the wide variety of computing environments or treatment methodologies that its clients may deploy or rely upon. Therefore, despite testing, defects or errors may arise in the Company’s existing or new software or service processes following introduction to the market.

In light of this, defects, vulnerabilities, and errors and any failure by the Company to identify and address them could result in loss of revenue or market share; liability to clients, their patients, or others; failure to achieve market acceptance or expansion; diversion of development and management resources; delays in the introduction of new services; injury to the Company’s reputation; and increased service and maintenance costs. Defects, vulnerabilities, or errors in the Company’s software and service processes might discourage existing or potential clients from purchasing services from the Company. Correction of defects, vulnerabilities, or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects, vulnerabilities, or errors or in responding to resulting claims or liability may be substantial and could adversely affect the Company’s operating results.

We will need to raise additional capital to fund our existing operations, develop our platform, commercialize new diagnostic tests or expand our operations.

We will need to raise additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

•        increase our sales and marketing efforts to drive market adoption of and address competitive developments;

•        fund development and marketing efforts of our diagnostic tests or any other future diagnostic technologies;

•        expand our technologies into other types of brain disorder diagnostic tests;

•        acquire, license or invest in new technologies;

•        acquire or invest in complementary businesses or assets; and

•        finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•        our ability to achieve revenue growth;

•        the cost of expanding our laboratory operations and offerings, including our sales and marketing efforts;

•        our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of and reimbursement for our diagnostic technologies;

•        our rate of progress in, and cost of research and development activities associated with, diagnostic tests in research and early development;

•        the effect of competing technological and market developments;

•        the potential cost of and delays in product development as a result of any regulatory oversight applicable to our diagnostic tests.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, our stockholders could experience dilution. Any preferred equity securities issued could also provide for rights, preferences or privileges senior to those of holders of our Common Stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our Common Stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our platform technologies or diagnostic tests, pay a portion of our royalties, or grant licenses on terms that are not favorable to us.

Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

We have incurred substantial operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future. As of December 31, 2023, we had an accumulated deficit of $2,499,791. The Company has incurred recurring losses and the Company expects to continue to incur losses as a result of costs and expenses related to product testing, FDA submission and product commercialization [•]. Our condensed financial statements have been prepared assuming that we will continue as a going concern. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This raises substantial doubt about our ability to continue as a going concern.

If we are unable to continue as a going concern, our securities will have little or no value.

Although our audited financial statements for the years ended December 31, 2023 and December 31, 2022 were prepared under the assumption that we would continue our operations as a going concern, the report of our independent registered public accounting firm that accompanies our condensed financial statements for the years ended December 31, 2023 and December 31, 2022 contains a going concern assessment from our management on the substantial doubt about our ability to continue as a going concern, based on the financial statements at that time. Prior losses and expected future losses have had, and will continue to have, an adverse effect on our financial condition. In addition, continued operations and our ability to continue as a going concern may be dependent on our ability to obtain additional financing in the near future and thereafter, and there are no assurances that such financing will be available to us at all or will be available in sufficient amounts or on reasonable terms. Our condensed financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to generate additional funds in the future through sales of our products, financings or from other sources or transactions, we will exhaust our resources and will be unable to continue operations. If we cannot continue as a going concern, our shareholders would likely lose most or all of their investment in us. The ability of the Company to continue as a going concern is dependent upon its ability to successfully execute the business plan and attain profitable operations.

The timing of any new technology product offerings is uncertain.

Our product development process involves a high degree of risk and may take several years in some instances. Our product development efforts may fail for many reasons, including, but not limited to:

•        failure of the technology product at the research or development phase;

•        difficulty in accessing samples, especially samples with known clinical results; or

•        lack of clinical validation data to support the effectiveness of the technology product.

Few research and development projects result in commercial technology products, and success in early clinical trials often is not replicated in later studies. At any point, we may abandon development of a technology product, or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those technology products. In addition, as we develop technology products, we will have to make significant investments in technology product development. If a clinical validation study fails to demonstrate the prospectively defined endpoints of the study, we might choose to abandon the development of the technology product or product feature that was the subject of the clinical trial, which could harm its business. In addition, our competitors may develop and commercialize competing technologies faster than we are able to do so.

We may depend on third party distributors for our sales.

We have limited experience marketing and selling our diagnostic tests. We will rely on our network of licensees and distributors to sell our diagnostic tests globally, and any failure to maintain and grow our distribution network will negatively affect our business, financial condition and results of operations. Our distribution partners are highly trained and possess substantial technical expertise, which we believe is critical in increasing adoption of our diagnostic tests in their respective territories. The loss of these business partners to competitors, or otherwise, will negatively affect our business, financial condition and results of operations. If we are unable to retain our distributors or replace them with partners of equivalent technical expertise, qualifications, and track-records, it may negatively affect our business, financial condition and results of operations. There are no financial penalties if our distribution partners choose to discontinue our products. Furthermore, our success depends on third-party distribution and these distributors’ ability to attract and retain salespeople with extensive experience selling products in the industry, and medical disciplines. We may have difficulties developing sales if we and/or our third-party distributors have difficulty locating, recruiting or retaining qualified salespeople, which could cause a delay or decline in the rate of adoption of our tests.

Risks Related to our Governmental Regulation

The insurance coverage and reimbursement status of newly approved diagnostic tests, particularly in a new category of diagnostics, is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for in-development or future diagnostic tests could limit our ability, and that of our collaborators, to fully commercialize our diagnostic tests and decrease our ability to generate revenue.

The availability and extent of reimbursement by governmental and private payers is essential for most patients to be able to afford the clinical diagnostic tests that we currently or in the future plan to develop and sell. In addition, because our clinical diagnostics and diagnostic tests represent new approaches to the research, diagnosis, detection and treatment of diseases, we cannot accurately estimate how our diagnostic tests, and those jointly created with our collaborators, would be priced, whether reimbursement could be obtained, or any potential revenue generated. Sales of our diagnostic tests will depend substantially, both domestically and internationally, on the extent to which the costs of our diagnostic tests are paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payers. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize some of our diagnostic tests or services. Even if coverage is provided, the available reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment in any of our diagnostic tests or services. Changes in the reimbursement landscape may occur, which are outside of our control, and may impact the commercial viability of our diagnostic tests.

In the United States, many significant decisions about reimbursement for new diagnostics and medicines are typically made by the Centers for Medicare and Medicaid Services (“CMS”), an agency within the Department of Health and Human Services (“HHS”). CMS decides whether and to what extent a new diagnostic or medicine will be covered and reimbursed under Medicare, although it frequently delegates this authority to local Medicare Administrative Contractors. Private payers tend to follow Medicare to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel diagnostic tests such as ours.

Healthcare reform measures could hinder or prevent the commercial success of our diagnostic tests.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system in ways that may harm our future revenues and profitability and the demand for our diagnostic tests. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our diagnostic tests.

The effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our diagnostic tests. For example, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), contains a number of provisions, including those governing enrollments in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs.

There have been judicial challenges to certain aspects of the ACA, as well as efforts by Congress to repeal, replace or alter the implementation of certain aspects of the ACA. Most recently, the Supreme Court of the United States granted certiorari on March 2, 2020, for a Texas District Court case, which invalidated the ACA in its entirety because he concluded that the individual mandate was unconstitutional. Although the Supreme Court of the United States reversed the holding and remanded the case back to the Texas District Court, it is unclear how the Texas District Court will rule, as it is unclear how any future decisions, subsequent appeals, and other efforts to challenge, repeal, or replace, or alter the implementation of the ACA will affect our business, financial condition and results of operations.

Congress may continue to pursue significant changes to the current healthcare laws. We face uncertainties that might result from modifications or repeal of any of the provisions of the ACA, including as a result of current and future executive orders and legislative actions. The impact of those changes on us and potential effect on the medical device industry as a whole is currently unknown. Any changes to the ACA are likely to have an impact on our results of operations, and may negatively affect our business, financial condition and results of operations. We cannot predict what other healthcare programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States on our business, financial condition and results of operations.

The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may harm:

•        our ability to set a price that we believe is fair for our diagnostic tests;

•        our ability to generate revenue and achieve or maintain profitability; and

•        the availability of capital.

The ACA substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts our industry. Future changes in healthcare policy could increase our costs and subject us to additional regulatory requirements that may interrupt commercialization of our current and future solutions. Future changes in healthcare policy could also decrease our revenue and impact sales of and reimbursement for our in development and future diagnostic tests.

We must comply with healthcare fraud and abuse laws.

Various federal and state laws, as well as the laws of foreign countries, prohibit payments to induce the referral, purchase, order or use of healthcare products or services and require medical device companies to limit prevent, and/or monitor, and report certain payments to third-party payers, health care professionals, and other individuals. These healthcare fraud and abuse anti-kickback, public reporting and aggregate spend laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers or users, including patients, of medical devices and services. In particular, these laws influence, among other things, how we structure our sales offerings, including discount practices, customer support, education and training programs and physician consulting and other service arrangements. These laws prohibit certain marketing initiatives that are commonplace in other industries. If we were to offer or pay inappropriate inducements for the purchase, order or use of our diagnostic tests or our services, or our arrangements are perceived as inappropriate inducements, we could be subject to claims under various healthcare fraud and abuse laws.

Restrictions under applicable United States federal and state healthcare laws and regulations include the following:

•        the federal Anti-Kickback Statute, a criminal law, prohibits, among other things, persons and entities from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, leasing, ordering, or arranging for, referring, or recommending the purchase, lease, order of any good or service for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid;

•        the Eliminating Kickbacks in Recovery Act, which prohibits knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in return for the referral of a patient to, or in exchange for an individual using the services of certain entities, including laboratories, if the services are covered by a health care benefit program;

•        the Beneficiary Inducement Statute, which prohibits any person, organization, or entity from giving anything of value to a federal health care program beneficiary that is likely to induce or influence the beneficiary’s choice of provider, practitioner, or supplier for covered services;

•        the federal civil False Claims Act, which may be enforced through civil whistleblower or qui tam actions and is often used to enforce the federal Anti-Kickback Statute and other healthcare laws and regulations, imposes civil penalties and potential exclusion from federal healthcare programs, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or for making a false record or statement material to an obligation to pay the federal government or for knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government;

•        federal criminal statutes created by the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) impose criminal liability for, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private insurance plans, or, in any matter involving a healthcare benefit program, for knowingly and willfully making materially false, fictitious, or fraudulent statements in connection with the delivery of or payment for health care benefits; and

•        Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers.

Other federal and state laws, as well as the laws of foreign countries, generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payments to government or commercial payers that are false or fraudulent, or for items or services that were not provided as claimed. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of product candidates and medical devices from government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations. Moreover, any investigation into our practices could cause adverse publicity and require a costly and time-consuming response. If any physicians or other healthcare providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs.

Manufacturers can also be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by providing inaccurate billing or coding information to customers, by providing improper financial inducements, or through certain other activities. We attempt to ensure that any billing and coding information we provide for our diagnostic tests emphasizes the need for physicians and other providers to make independent judgments, use accurate and appropriate billing and coding that complies with all applicable payer policies, and document the medical need for their patients as appropriate. Nevertheless, the government may not regard any billing errors that may be made by our customers as inadvertent and may examine our role in providing information to our customers, physicians and patients concerning the benefits and potential coverage.

The regulatory clearance or approval processes of regulatory authorities are lengthy, time-consuming, and unpredictable. If we are ultimately unable to obtain any necessary or desirable regulatory approvals or clearances, or if such approvals or clearances are significantly delayed, our business will be substantially harmed.

The time required and ability to obtain clearance or approval by the FDA or any regulatory authorities is unpredictable, typically takes several years following the commencement of clinical studies, and depends upon numerous factors, including the type, complexity, and novelty of our products. In addition, policies, laws, regulations, or the type and amount of clinical data necessary to gain clearance or approval may change during the course of a test’s clinical development and may vary among jurisdictions, which may cause delays in the clearance or approval of, or the decision not to approve, an application. Regulatory authorities have substantial discretion in the premarket review process and may refuse to accept any application, decide that our data are insufficient for clearance or approval, require additional clinical or other data, or determine that our manufacturing and quality systems are insufficient or in violation of applicable requirements. Even if we believe our data are sufficient to support regulatory approval, regulatory authorities may disagree that approval is warranted, or may require the generation and submission of additional data or data analyses and significantly delay approval.

Before a new medical device, or a new intended use of, claim for, or significant modification to an existing device, can be marketed in the United States, a company must first submit an application for and receive 510(k) clearance pursuant to a premarket notification submitted under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (FDCA), de-novo classification, or “PMA” approval from the FDA, unless an exemption applies. Products that are approved through a PMA application generally need prior FDA approval before modifications can be made that affect safety or effectiveness, and certain modifications to a 510(k)-cleared device may also require FDA premarket review before the modified product can be marketed. We have not applied for regulatory clearance or approval for any of our products, and it is possible that we will never obtain regulatory clearance or approval.

FDA or other regulators can delay, limit, or deny premarket clearance or approval of a product for many reasons, including but not limited to the following:

•        FDA or comparable foreign regulatory authorities may disagree with the design, implementation, or results of, or interpretation of the data from, our clinical studies;

•        FDA or comparable foreign regulatory authorities may determine that our product has not been shown to be safe and effective or has other characteristics that preclude us from obtaining marketing authorization or prevent or limit its commercial use (for example, a narrowed indication for use claim);

•        the population studied in the clinical program may not be sufficiently broad, generalizable, or representative of the intended target population of our product to assure effectiveness and safety in the population for which we seek authorization or clearance;

•        FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from clinical studies or may fail to accept data from clinical studies (or clinical sites), including if we fail to establish the integrity of our data;

•        FDA or comparable foreign regulatory authorities may determine that our clinical studies otherwise fail to comply with applicable regulations;

•        serious or unexpected adverse effects or other performance issues are identified with our products;

•        FDA or comparable foreign regulatory authorities may determine that our manufacturing or quality system fails to comply with applicable regulations or otherwise fails to meet the standards necessary to support approval; and

•        the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

FDA regulation of our industry generally or our tests specifically could be disruptive to our business.

Our operations are subject to extensive federal, state, local and foreign laws and regulations, including FDA laws and regulations, all of which are subject to change. These laws and regulations are complex and are subject to interpretation by the courts and by government agencies. We believe that we are in material compliance with all statutory and regulatory requirements applicable to us, but there is a risk that one or more government agencies could take a contrary position, or that a private party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organizations, and other private third-party payers.

In the United States, before we can market a new medical device, or a new use of, or claim for, an existing product, we must first receive either 510(k) clearance, PMA approval or approval of a de-novo application from the FDA, unless an exemption applies.

Government regulation of medical devices is meant to assure their safety and effectiveness, and includes regulation of, among other things:

•        design, development and manufacturing;

•        testing, labeling, including directions for use, processes, controls, quality assurance, packaging, storage, distribution, installation and servicing;

•        pre-clinical studies and clinical trials;

•        establishment registration and listing;

•        test kit safety and effectiveness;

•        marketing, sales and distribution;

•        recordkeeping procedures;

•        advertising and promotion;

•        premarket authorization (510(k), PMA, de-novo, Emergency Use Authorization (EUA));

•        corrections and removals and recalls;

•        post-market surveillance, including reporting of deaths or serious injuries, and malfunctions that, if they were to recur, would be likely to cause or contribute to a death or serious injury; and

•        product import and export.

We can provide no assurances that the FDA will not focus its attention on diagnostic tests, including those that we provide. If this were to happen, it may impact our marketing practices relating to the relevant tests, which in turn may have an adverse impact on our business, financial condition and results of operations.

Failure to comply with federal, state and foreign laboratory licensing requirements and the applicable requirements of the FDA or any other regulatory authority, could cause us to lose the ability to perform our tests, experience disruptions to our business, or become subject to administrative or judicial sanctions.

The diagnostic testing industry is subject to extensive laws and regulations, many of which have not been interpreted by the courts, including the application of the FDA’s Emergency Use Authorization (EUA) authority.

We may also be subject to regulation in foreign jurisdictions as we seek to expand international utilization of our tests or such jurisdictions adopt new licensure requirements, which may require review of our tests in order to offer them or may have other limitations that may limit our ability to make our tests available outside of the United States. Complying with licensure requirements in new jurisdictions may be expensive, time-consuming and subject us to significant and unanticipated delays. Changes in state or foreign licensure laws that affect our ability to offer and provide diagnostic services across state or foreign country lines could materially and adversely affect our business. In addition, state and foreign requirements for laboratory certification may be costly or difficult to meet and could affect our ability to receive specimens from certain states or foreign countries.

Failure to comply with applicable clinical laboratory licensure requirements may result in a range of enforcement actions, including suspension, limitation or revocation of any certificate and/or state licenses, imposition of a directed plan of action, onsite monitoring, civil monetary penalties, criminal sanctions and revocation of the laboratory’s approval to receive Medicare and Medicaid payment for its services, as well as significant adverse publicity.

Changes in the way that the FDA regulates tests performed by laboratories like ours could result in delay or additional expense in offering our tests and tests that we may develop in the future.

If premarket review is required for some or all of our products, the FDA may require that we stop selling our products pending clearance or approval, which would negatively impact our business. Even if our products are allowed to remain on the market prior to required clearance or approval, demand or reimbursement for our products may decline if there is uncertainty about our products, if we are required to label our products as investigational by the FDA, or if the FDA limits the labeling claims we are permitted to make for our products. As a result, we could experience significantly increased development costs and a delay in generating additional revenue from our products, or from other products now in development.

Finally, if the FDA asserts active regulatory authority over our products (i.e., determines them ineligible for the enforcement discretion), we will need to implement all of the required post-market controls for regulated medical devices including compliance with all applicable provisions of the FDA’s Quality System Regulation (“QSR”), medical device reporting, corrections and removals, etc.

Legislative or regulatory reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of any future diagnostic tests and to manufacture, market and distribute our diagnostic tests after clearance or approval is obtained.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our diagnostic tests. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of planned or future diagnostic tests. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

Any change in the laws or regulations that govern the clearance and approval processes relating to our current, planned and future diagnostic tests could make it more difficult and costly to obtain clearance or approval for new diagnostic tests or to produce, market and distribute existing diagnostic tests. Significant delays in receiving clearance or approval or the failure to receive clearance or approval for any new diagnostic tests would have an adverse effect on our ability to expand our business.

Any product for which we obtain regulatory clearance or approval will be subject to extensive ongoing regulatory requirements, and we may be subject to penalties if we or our partners fail to comply with regulatory requirements or if we experience unanticipated problems with our products.

Any product for which we obtain regulatory clearance or approval from the FDA or other regulators, along with the manufacturing processes, post-market surveillance, labeling, packaging, advertising, and promotion, distribution, storage, import, export, reporting, and recordkeeping for such product, will be subject to continued regulatory review, oversight, requirements, and periodic inspections by the FDA and comparable foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports; registration and listing requirements; requirements relating to quality control, quality assurance, and corresponding maintenance of records and documents; requirements relating to recalls, removals, and corrections; and requirements relating to product labeling, advertising and promotion, and recordkeeping. The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces these regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we will be found compliant in connection with any future regulatory inspections.

Regulatory clearance or approval of a test or device may be subject to limitations by the regulatory body as to the indicated uses for which the product may be marketed or to other conditions of clearance or approval. In addition, clearance or approval may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the test or device. After clearance or approval, discovery of problems with our product, suppliers, vendors, or contract manufacturers, or manufacturing processes (including software validation), and/or failure to comply with regulatory requirements, may result in actions such as:

•        restrictions on marketing of a product;

•        withdrawal or recall of the product from the market or seizure of the product;

•        refusal to approve applications or supplements to approved applications that we may submit;

•        fines, restitution or disgorgement of profits or revenue;

•        suspension, limitation or withdrawal of regulatory approvals or clearances;

•        exclusion from participation in U.S. federal or state healthcare programs, such as Medicare and Medicaid;

•        safety communications;

•        refusal to permit the import or export of our product;

•        injunctions; or

•        Imposition of civil or criminal penalties.

For any of our products that are approved or cleared by the FDA, we will be required to report to the FDA certain information about adverse medical events or malfunctions, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

For products for which we obtain FDA clearance or approval, we will be subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products, or delay in clearance or approval of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future. Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

Obtaining and maintaining regulatory authorization of our products in one jurisdiction does not mean that we will be successful in obtaining regulatory authorization of our products in other jurisdictions.

Obtaining and maintaining regulatory authorization of products in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory authorization in any other jurisdiction, but a failure or delay in obtaining regulatory authorization in one jurisdiction may have a negative effect on the regulatory authorization process in others. For example, even if the FDA or a comparable foreign regulatory authority grants clearance or approval of our products, comparable regulatory authorities in foreign jurisdictions may also need to authorize the products in those countries, which may be a new review process. Premarket authorization processes vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional clinical studies, because clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions or the data may not be considered applicable to the jurisdiction’s intended patient population. In some cases, the price that we intend to charge for our products may also be subject to approval.

Obtaining foreign regulatory authorization and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in other jurisdictions, or we fail to receive necessary or desirable marketing authorizations in other jurisdictions, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

Clinical trials may be necessary to support future product submissions to the FDA. These clinical trials are expensive and will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from commercializing any in-development, modified or new diagnostic tests and will adversely affect our business, operating results and prospects.

Initiating and completing clinical trials necessary to support any future PMA applications or other regulatory premarket submissions, and additional safety and efficacy data beyond that typically required for a 510(k) clearance for our possible future product candidates, will be time consuming and expensive and the outcome uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials.

Conducting successful clinical studies will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators, support staff, and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy is required and we may not adequately develop such protocols to support FDA clearance and approval. Further, the FDA may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical trials. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our diagnostic tests or result in the failure of the clinical trial. In addition, despite considerable time and expense invested in our clinical trials, the FDA may not consider our data adequate to demonstrate safety and efficacy. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval for or commercialize our diagnostic tests and services.

We may not have the ability to independently conduct our pre-clinical and clinical trials for our future diagnostic tests and services and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated. Additionally, we may not be able to obtain regulatory approval for, or successfully commercialize, our diagnostic tests and services on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

The data that we collect may be vulnerable to breach, loss or misuse, and our handling of such data may be impacted by changes in data privacy and protection laws and regulations, which could increase operational costs or result in regulatory penalties, litigation, or reputational harm.

In connection with our business, we maintain and process, and our third-party vendors, collaborators, contractors and consultants maintain and process on our behalf, a large quantity of sensitive information, including confidential business, personal and patient health information in connection with our clinical studies and our employees, and may be subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. Despite our efforts to properly handle and protect this information in compliance with all applicable regulatory requirements, our facilities and systems and those of our third-party vendors, collaborators, contractors and consultants may be vulnerable to security breaches, theft, misplaced or lost data, and programming, procedural or human errors that could potentially lead to such information being compromised of handled improperly.

These laws, rules and regulations — both domestic and foreign — evolve frequently, and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

We may be subject to numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. For example, the State of California legislature passed the California Consumer Privacy Act of 2018 (the “CCPA”), effective January 1, 2020, which grants certain rights to California residents with respect to their personal information.

Failure to comply with the HIPAA Privacy, Security and Breach Notification Regulations, as such rules become applicable to our business, may increase our operational costs.

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of protected health information (“PHI”) and personal identifiable information (“PII”). These laws and regulations include HIPAA. HIPAA establishes a set of national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. We are a covered entity under HIPAA when we are conducting our clinical trials. We are a covered entity with regard to our observational studies and clinical trials, and also a business associate under HIPAA for certain other business activities, and we execute business associate agreements with our clients.

HIPAA requires covered entities and business associates, such as us, to develop and maintain policies with respect to the protection of, use and disclosure of electronic PHI, including the adoption of administrative, physical and technical safeguards to protect such information, and certain notification requirements in the event of a data breach.

HIPAA imposes mandatory penalties for certain violations. Penalties for violations of HIPAA and its implementing regulations start at $119 per violation and are subject to a cap of $1,785,651 for violations of the same standard in a single calendar year. However, a single breach incident can result in violations of multiple standards. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities and business associates. With regard to business associates, those audits assess the business associate’s compliance with the HIPAA Privacy and Security Standards. Such audits are conducted randomly and after an entity experiences a breach affecting more than 500 individuals’ data. Undergoing an audit can be costly, can result in fines or onerous obligations, and can damage a business associate’s reputation.

In addition to HIPAA, numerous other federal, state, and foreign laws and regulations protect the confidentiality, privacy, availability, integrity and security of PHI and other types of PII. Some of these laws and regulations may be preempted by HIPAA with respect to PHI, or may exclude PHI from their scope but impose obligations with regard to PII that is not PHI, and in some cases, can impose additional obligations with regard to PHI. These laws and regulations are often uncertain, contradictory, and subject to changing or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future. This complex, dynamic legal landscape regarding privacy, data protection, and information security creates significant compliance issues for us and our clients and potentially exposes us to additional expense, adverse publicity and liability. While we have implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some PHI and other PII or confidential information is transmitted to us by third parties, who may not implement adequate security and privacy measures, which can lead to government imposed fines, orders requiring that we or these third-parties change our or their practices, among others.

If we or these third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business.

Information technology (“IT”) failures and data security breaches, including as a result of cybersecurity attacks, could negatively impact our results of operations and financial condition, subject us to increased operating costs, and expose us to litigation.

We regularly monitor, defend against and respond to attacks to our networks and other information security incidents. Despite our information security efforts, our facilities, systems, and data, as well as those of our third-party service providers, may be vulnerable to privacy and information security incidents such as data breaches, viruses or other malicious code, cybersecurity attacks, coordinated attacks, data loss, phishing attacks, ransomware, denial of service attacks, or other security or IT incidents caused by threat actors, technological vulnerabilities or human error. If we, or any of our vendors that support our IT or have access to our data, including any third-party vendors that collect, process and store personal data on our behalf, fail to comply with laws requiring the protection of personal information, or fail to safeguard and defend personal information or other critical data assets or IT systems, we may be subject to regulatory enforcement and fines as well as private civil actions. We may be required to expend significant resources in the response, containment, mitigation of cybersecurity incidents as well as in defense against claims that our information security was unreasonable or otherwise violated applicable laws or contractual obligations.

Our employees, collaborators, independent contractors and consultants may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, collaborators, independent contractors and consultants may engage in fraudulent or other illegal activity with respect to our business. Misconduct by these employees could include intentional, reckless and/or negligent conduct or unauthorized activity that violates:

•        FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA authorities;

•        CMS regulations, including laws pertaining to clinical laboratory standards;

•        Foreign, federal and state healthcare fraud and abuse laws and regulations; or

•        laws that require the true, complete and accurate reporting of financial information or data.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve individually identifiable information, including, without limitation, the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Any incidents or any other conduct that leads to an employee, contractor, or other agent, or our company, receiving an FDA debarment or exclusion by the HHS Office of Inspector General could result in penalties, a loss of business from third parties, and severe reputational harm.

In connection with this offering, we will adopt a Code of Business Conduct and Ethics and compliance policies to govern and deter such behaviors, but it is not always possible to identify and deter misconduct by our employees and other agents, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, treble damages, monetary fines, disgorgement, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations.

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Our ongoing research and development and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. We are currently conducting pre-and post-market clinical studies of some of our tests. In the future we may conduct clinical trials to support clearance and approval of new diagnostic tests and services. Clinical studies may need to be conducted in compliance with FDA regulations or the FDA may take enforcement action. The data collected from these clinical studies may ultimately be used to support marketing authorization for these diagnostic tests and services. Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims or that the FDA or foreign authorities and notified bodies will agree with our conclusions regarding them. We rely on data collected in foreign countries and we cannot be certain that the FDA accept all of the data collected outside the U.S. as support for our product candidate claims. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our tests are safe and effective for the proposed indicated uses, which could cause us to abandon development of our tests and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, may impact our ability to commercialize our tests and generate revenues.

Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial.

We may find it necessary to engage contract research organizations to perform data collection and analysis and other aspects of our clinical trials, which might increase the cost and complexity of our trials. We may also depend on clinical investigators, medical institutions and contract research organizations to perform the trials, and would control only certain aspects of their activities. Nevertheless, we would be responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties would not relieve us of our regulatory responsibilities. We and our third-party contractors are required to comply with good clinical practices (“GCPs”) which are regulations and guidelines enforced by the FDA, and comparable regulations enforced by foreign regulatory authorities for products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any third-party contractor fails to comply with applicable GCPs, the clinical data generated in clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before clearing or approving our marketing applications. A failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory clearance or approval process. In addition, if these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may have to be extended, delayed or terminated.

Many of these factors could be beyond our control. We may not be able to undertake additional trials, repeat trials or enter into new arrangements with third parties without undue delays or considerable expenditures. If there are delays in testing or clearances or approvals as a result of the failure to perform by third parties, our research and development costs would increase and we may not be able to obtain regulatory clearance or approval for our tests. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm our ability to market our tests, or to achieve sustained profitability.

Risks Related to Our Intellectual Property

Our success may be impaired if we are unable to obtain, maintain and protect our intellectual property rights.

Our commercial success will depend in part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our diagnostic tests, products and services and technology. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, to protect our proprietary technology and prevent others from duplicating our suite of diagnostic tests and products. However, these means may afford only limited protection and may not:

•        prevent our competitors from gaining access to our proprietary information and technology; or

•        allow us to gain or maintain a competitive advantage.

Any of our patents, including those we may license, may be challenged, invalidated, rendered unenforceable or circumvented. Consequently, we do not know whether any of our diagnostic tests, products and services will be protectable or remain protected by valid and enforceable patents. We may not prevail if our patents are challenged by competitors or other third parties. Furthermore, competitors may be able to design around our patents by developing similar or alternative technologies or products in a non-infringing manner, or obtain patent protection for more effective technologies, designs or methods. If these developments were to occur, our diagnostic tests and products may become less competitive and sales may decline.

Moreover, some of our patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain or maintain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

If we are unable to obtain and maintain patent protection for our technology, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize diagnostic tests, products and services similar or superior to ours, and our competitive position may be adversely affected. It is also possible that we will fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. In addition, the patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner.

Additionally, while software and other of our proprietary works may be protected under copyright law, we have chosen not to register any copyrights in these works, and instead, primarily rely on protecting our software as a trade secret. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our copyrights may be limited.

If we or any of our current or future licensors, including the University of Louisville Research Foundation Inc. are unable to maintain, obtain or protect intellectual property rights related to our technologies and any future technologies we may develop, or if the scope of any protection obtained is not sufficiently broad, we may not be able to compete effectively in our market.

Our success depends, in part, on our ability to seek, obtain and maintain intellectual property protection in the United States and other countries with respect to our technologies. We and the University of Louisville Research Foundation Inc. currently rely upon a combination of trademarks, trade secret protection, confidentiality agreements and proprietary know-how. Additionally, the University of Louisville Research Foundation Inc. has obtained a United States patent related to its proprietary diagnostic tests. We also intend to protect our proprietary technology and methods by, among other things, filing for and obtaining United States and foreign patent applications related to our proprietary technology, inventions, methods of use, and improvements that are important to the development and implementation of our business.

Our rights to develop and commercialize our product and future product candidates are subject, in part, to the terms and conditions of licenses granted to us by others, including the University of Louisville Research Foundation Inc., if we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are heavily reliant upon our license from the University of Louisville Research Foundation Inc. to certain proprietary technology that is important or necessary to the development of GyriCalc and future product candidates. Additionally, further development and commercialization of GyriCalc and future product candidates may require us to enter into additional license or collaboration agreements. For more information regarding our reliance on the University of Louisville Research Foundation Inc. and future collaboration agreements, please see “Risk Factors — Reliance on Third Parties.”

Our current and any future licenses may not provide us with exclusive rights to use the licensed intellectual property and technology or may not provide us with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize GyriCalc and future product candidates. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products, including in territories covered by our licenses.

In some circumstances, we may not have the right to control the maintenance, prosecution, preparation, filing, enforcement, defense or litigation of patents and patent applications that we license from or license to third parties and are reliant on our licensors or licensees to do so. We thus cannot be certain that activities such as patent maintenance and prosecution by our licensors have been or will be conducted consistent with our best interests or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests. If our licensors fail to maintain such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize future product candidates that are the subject of such licensed rights and our right to exclude third parties from commercializing competing products could be adversely affected. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In spite of our efforts, our current and future licensors might conclude that we have materially breached our obligations under our license agreements and might therefore terminate such license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. Disputes may arise with respect to our current or future licensing agreements, including disputes relating to:

•        the scope of rights granted under the license agreements and other interpretation-related issues;

•        our financial or other obligations under the license agreements;

•        the extent to which GyriCalc and future product candidates infringe on intellectual property of the licensors that is not subject to the licensing agreements;

•        the sublicensing of patent and other rights;

•        our diligence obligations under the license agreements and what activities satisfy those diligence obligations;

•        the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•        the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize GyriCalc and future product candidates. If our licenses are terminated, we may lose our rights to develop and market GyriCalc and future product candidates, lose patent protection for GyriCalc and future product candidates, experience significant delays in the development and commercialization of GyriCalc and future product candidates, or incur liability for damages. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with GyriCalc and future product candidates.

Furthermore, if the licensing Agreement with the University of Louisville Research Foundation Inc. or any future licenses are terminated, or if the underlying patents or other intellectual property rights fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical or competitive to ours and we may be required to cease our development and commercialization of GyriCalc and future product candidates. Moreover, if disputes over intellectual property that we license prevent or impair our ability to maintain other licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize GyriCalc and future product candidates. In addition, certain of these license agreements may not be assignable by us without the consent of the respective licensor, which may have an adverse effect on our ability to engage in certain transactions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our license agreements are, and future license agreements are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.

In addition to seeking patent protection for the patents underlying our diagnostic tests, products and services, we also rely upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain a competitive position. Trade secrets and know-how can be difficult to protect. We seek to protect such proprietary information, in part, through confidentiality agreements with our employees, collaborators, contractors, advisors, consultants and other third parties and invention assignment agreements with our employees. We also have agreements with some of our consultants that require them to assign to us any inventions created as a result of their working with us. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties.

Additionally, despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor or other third party, our competitive position would be materially and adversely harmed. Furthermore, we expect these trade secrets, know-how and proprietary information to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel from academic to industry scientific positions. Consequently, we may be unable to prevent our proprietary technology from being exploited in the United States and abroad, which could affect our ability to expand in domestic and international markets or require costly efforts to protect our technology.

Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property rights we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary, or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our diagnostic tests or products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our in-development and future diagnostic tests, products and services.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law, including the way patent applications are prosecuted and litigated. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, patent reform legislation and judicial holdings may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by United States and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

If our trademarks and tradenames are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be violating or infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these trademarks or trade names, which we need to build name recognition among potential partners and customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement, or dilution claims brought by owners of other trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected.

Our efforts to enforce or protect our rights related to trademarks, trade secrets, domain names or other intellectual property rights may be ineffective, could result in substantial costs and diversion of resources and could adversely affect our business, financial condition and results of operations.

We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors or other third parties may infringe, misappropriate or otherwise violate our patents, the patents of our licensors or other intellectual property rights, or we may be required to defend against claims of infringement, misappropriation or other violations. In addition, our patents also may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time-consuming. Even if resolved in our favor, litigation or other proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our management and other personnel from their normal responsibilities. If securities analysts or investors perceive the litigation developments or proceedings results to be negative, it could have a substantial adverse effect on the price of our Common Stock.

Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Further, any claims we assert against perceived infringers can lead to those parties asserting counterclaims against us alleging infringement from our side. These proceedings can lead to our intellectual property right to be deemed invalid or unenforceable, which have unpredictable outcomes, but may include us losing at least part, or all, of the patent protection on our diagnostic tests, products and services. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation.

Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions, including opposition proceedings. Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our diagnostic tests, products and services or prevent third parties from competing with our diagnostic tests, products and services.

Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-United States patent agencies. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property rights. The USPTO and various non-US governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors may be able to enter the market without infringing our patents and this circumstance would have a material adverse effect on our business.

We may not have been the first company to make the inventions covered by our pending patents because publications of discoveries in the scientific literature often lag behind the actual discoveries.

We may not be aware of all third-party intellectual property rights potentially relating to our current or future diagnostic tests, products or services. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We, or our current or future license partners or collaborators, might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO. The outcome of such proceedings is uncertain, and other patent applications may have priority over our patent applications. Such proceedings could also result in substantial costs to us and divert our management’s attention and resources.

Patent terms may be inadequate to protect our competitive position on our in-development and future diagnostic tests, products and services for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited.

Even if patents covering our diagnostic tests, products and services are obtained, once the patent life has expired, we may be open to competition from competitive diagnostic tests, products and services. Given the amount of time required for the development, testing and regulatory review of potential new diagnostic tests, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing diagnostic tests, products or services similar or identical to ours.

We may not be able to protect our intellectual property rights throughout the world.

Third parties may attempt to commercialize competitive diagnostic tests, products or services in foreign countries where we do not have any patents or patent applications and/or where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting and defending patents on our diagnostic tests, products and services in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing diagnostic tests or products made using our inventions in and into the United States or other jurisdictions. Competitors may use our diagnostic tests, products, services and technologies in jurisdictions where we have not obtained patent protection to develop their own diagnostic tests and, further, may export otherwise infringing diagnostic tests or products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These diagnostic tests and products may compete with our diagnostic tests, products or services and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many countries, including India, China, and certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our current or future licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition and results of operations may be adversely affected.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•        we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•        others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•        it is possible that our current or future pending patent applications will not lead to issued patents;

•        issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•        our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive diagnostic tests, products and services for sale in our major commercial markets;

•        we may not develop additional proprietary technologies that are patentable;

•        the patents of others may harm our business; and

•        we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property rights.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no prior public market for our Common Stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our Common Stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares of Common Stock and your ability to sell your shares of Common Stock at the time you wish to sell them. An inactive trading market may also impair our ability to both raise capital by selling shares of Common Stock and acquire other complementary diagnostic tests, technologies or businesses by using our shares of Common Stock as consideration.

Upon closing of this offering, we expect that our Common Stock will be listed on the Nasdaq Capital Market. If we fail to satisfy the continued listing standards of the Nasdaq Capital Market, however, we could be de-listed, which would negatively impact the price of our Common Stock. In addition, our board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A de-listing of our Common Stock from the Nasdaq Capital Market may materially impair our shareholders’ ability to buy and sell our Common Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Stock. In addition, the delisting of our Common Stock could significantly impair our ability to raise capital in the future.

If we fail to meet the minimum requirements for listing on the Nasdaq Capital Market, we will not proceed with this offering.

We expect that the price of our Common Stock will fluctuate substantially, and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our Common Stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our Common Stock following this offering. In addition, the market price of our Common Stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•        the introduction of new diagnostic tests or enhancements to such tests by us or others in our industry;

•        disputes or other developments with respect to our or others’ intellectual property rights;

•        our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced diagnostic tests on a timely basis;

•        product liability claims or other litigation;

•        quarterly variations in our results of operations or those of others in our industry;

•        media exposure of our diagnostic tests or of those of others in our industry;

•        changes in governmental regulations or in the status of our regulatory approvals or applications;

•        changes in earnings estimates or recommendations by securities analysts; and

•        general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of our Common Stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Common Stock shortly following this offering. If the market price of shares of our Common Stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

The public price of our common stock may be volatile, and could, following a sale, decline significantly and rapidly.

The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in the offering, or at all. Following this offering, the public price of our common stock in the secondary market will be determined by private buy and sell transaction orders collected from broker-dealers.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies, particularly following an initial public offering of a company with a small public float. There is the potential for rapid and substantial price volatility of our common stock following this offering. These broad market factors may seriously harm the market price of our common stock, regardless of our actual or expected operating performance and financial condition or prospects, which may make it difficult for investors to assess the rapidly changing value of our common stock. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against us could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of our management’s resources and attention.

Stock price run-ups followed by rapid price declines and stock price volatility may also be completely unrelated to company performance. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. Our common stock may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Stock.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our Common Stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Common Stock will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We may take advantage of certain exemptions and relief from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act). We will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. Additionally, because we have taken advantage of certain reduced reporting requirements, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

We are also a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common shares held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common shares held by nonaffiliates exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Investors may find our Common Stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and the price of our Common Stock may decline or become more volatile.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Common Stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our condensed financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance may evolve over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Common Stock.

If you purchase our Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing Shares in this offering will pay a price per Share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing Shares in this offering will incur immediate dilution of $[•] per Share, based on an assumed initial public offering price of $[•] per Share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share of Common Stock as of [•]. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered per Share to the public in this offering. It is also due to the conversion of our convertible debt into shares of our Common Stock upon the completion of this offering and the exercise of stock options granted to our employees as the conversion and exercise prices of such securities and options are substantially below the price offered per Share to the public in this offering.

Future sales of our common stock, or the perception that future sales may occur, may cause the market price of our common stock to decline, regardless of our operating performance.

Sales of a substantial number of shares of our common stock in the public market, including the resale of shares held by various holders of our securities registered for resale, could occur at any time (after the expiration of any applicable lock-up period). These sales, or the perception in the market that the holders of a large number of shares of our common stock intend to sell shares, could increase the volatility of the market price of our common stock or result in a significant decline in the public trading price of our common stock.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Securities Exchange Act of 1934, as amended (the Exchange Act), as well as the rules of Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors (the “Board of Directors”) or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Common Stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ended [*]. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

We are further enhancing internal controls, processes and related documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•        faulty human judgment and simple errors, omissions or mistakes;

•        fraudulent action of an individual or collusion of two or more people;

•        inappropriate management override of procedures; and

•        the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

When we cease to be an “emerging growth company” under the federal securities laws, our auditors will be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Common Stock to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Common Stock, thereby depressing the market price of our Common Stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporate Law.

In addition, as permitted by the Delaware General Corporate Law, our certificate of incorporation and our indemnification agreements that we have entered into with our directors and officers provide that:

•        we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by applicable law. Such law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•        we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•        we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•        the rights conferred in our certificate of incorporation are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•        we may not retroactively amend our certificate of incorporation provisions to reduce our indemnification obligations to directors, officers, employees and agents.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY AND MARKET DATA

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these words. These statements relate to future events or our future financial performance or condition and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements.

Key factors that could cause actual results to be different than expected or anticipated include, but are not limited to:

•        failure to comply with applicable FDA regulatory requirements or obtain FDA clearance or approval to commercially sell certain of our products in a timely manner or at all;

•        the expected growth of our business and our operations, and the capital resources needed to progress our business plan;

•        our ability to retain and recruit key personnel, including the continued development of a sales and marketing infrastructure;

•        reliance on third party suppliers for certain components of our proposed products;

•        reliance on third parties to commercialize and distribute our proposed products in the United States and internationally;

•        changes in external competitive market factors;

•        uncertainties in generating sustained revenue or achieving profitability;

•        unanticipated working capital or other cash requirements;

•        changes in FDA regulations, including testing procedures, of medical devices and related promotional and marketing activities;]

•        our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for, or ability to obtain, additional financing;

•        our ability to obtain and maintain intellectual property protection for our proposed products; and

•        changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the medical device industry.

You should read this prospectus, including the section titled “Risk Factors,” and the documents that we reference elsewhere in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual results may differ materially from what we expect as expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our Common Stock. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein.

Industry and Market Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market opportunity and market size, is based on information from various sources, including independent industry publications, such as [*]. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and our experience to date in, the markets for our products. This information involves a number of assumptions and limitations. We believe that the information from these industry publications that is included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of all of the Shares sold by us in this offering will be approximately $5.9 million (or $6.845 million if the representative of the underwriters exercise its over-allotment option to purchase additional shares of Common Stock in full), based upon an assumed initial public offering price of $[•] per Share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $[•] per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $[•] million, assuming the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of Shares we are offering. Each increase or decrease of 1.0 million in the number of Shares we are offering at the assumed initial public offering price of $[•] per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $[•] million, assuming the assumed initial public offering price remains the same.

We intend to use the net proceeds from this offering as follows:

Approximately $700,000 to fund our software engineering over the span of two (2) years;

Approximately $250,000 to fund our software validation, including FDA data and submission;

Approximately $70,000 to fund capital expenditures and our Assessment Center;

Approximately $400,000 to fund our marketing;

Approximately $320,000 to fund offering expenses, including but not limited to, legal and promotional services;

Approximately $125,000 to fund our service of debt;

Approximately $800,000 to fund our accounts receivable financing over the span of two (2) years;

Approximately $1,500,000 to fund our operations;

Approximately $1,735,000 to fund our working capital (unassigned).

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, our sales, marketing and manufacturing efforts, any collaborations that we may enter into with third parties for our products and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We believe opportunities may exist from time to time to expand our current business through the acquisition or in-license of complementary products and product candidates. While we have no current agreements or commitments for any specific acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, the requirements of current or then-existing debt instruments and other factors our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of [*]:

•        on an actual basis;

•        on a pro forma as adjusted basis to give further effect to our issuance and sale of Shares in this offering at an assumed initial public offering price of $[•] per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our Shares and other terms of this offering determined at pricing. You should read the following table in conjunction with “Use of Proceeds,” “Summary Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and other financial information contained in this prospectus, including the condensed financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2024
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$300,468	$	$
Promissory notes	$125,000
Convertible debt	$709,169	$	$
Common Stock, par value	$105
Additional paid-in capital	$2,384,374
Accumulated deficit	$(3,287,322)
Total shareholders’ deficit	$(902,843)
Total capitalization	$(68,674)	$	$

____________

(1)      [Each [$1.00] increase or decrease in the assumed initial public offering price of $[*] per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash and cash equivalents, additional paid-in capital, total shareholders’ (deficit) equity and total capitalization by approximately $[*] million, assuming the number of Shares offered by us, as stated on the cover page of this prospectus, remains unchanged and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of [100,000] in the number of Shares we are offering would increase or decrease, as applicable, each of cash and cash equivalents, additional paid-in capital, total shareholders’ (deficit) equity and total capitalization by approximately $[*], assuming the assumed initial public offering price of $[*] per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.]

The number of shares of our Common Stock to be outstanding after this offering is based on shares of Common Stock outstanding as of [•], 2024, and excludes shares underlying options, warrants and convertible debt.

DILUTION

If you invest in our Shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Common Stock (giving no value to the Warrants) and the pro forma as adjusted net tangible book value per share of our Common Stock immediately after this offering. Net tangible book value per share of Common Stock is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of our Common Stock.

Our historical net tangible book deficit as of December 31, 2023 was approximately $(1,118,841), or $(0.12) per share of Common Stock.

Our pro forma net tangible book deficit as of June 30, 2024 was $(922,462), or $(0.09) per share of our Common Stock.

Pro forma net tangible book value [(deficit)] per share represents the amount of our total tangible assets less our total liabilities. Pro forma net tangible book value (deficit) per share represents pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of June 30, 2024, after giving effect to the pro forma adjustments described above.

Pro forma as adjusted net tangible book value (deficit) is our pro forma net tangible book value, after giving further effect to (i) the sale of shares of our Common Stock in this offering at an assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of the net proceeds from this offering as described in the section of this prospectus entitled “Use of Proceeds.” This amount represents an immediate increase in pro forma net tangible book value (deficit) of $[•] per share to our existing shareholders, and an immediate dilution of $[•] per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of June 30, 2024	$922,462
Pro forma net tangible book value (deficit) per share as of [*], before giving effect to this offering
Increase in pro forma net tangible book value (deficit) per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value (deficit) per share after this offering
Dilution in pro forma net tangible book value (deficit) per share to new investors participating in this offering		$

A [$1.00] increase or decrease in the assumed initial public offering price of $[•] per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value (deficit) per share of Common Stock after this offering by approximately $[•] per share of Common Stock and decrease or increase, as appropriate, the dilution in pro forma net tangible book value (deficit) per share of Common Stock to investors participating in this offering by approximately $[•] per share of Common Stock, assuming that the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a [1.0 million] Share increase or decrease in the number of Shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as appropriate, the pro forma as adjusted net tangible book value (deficit) per share of Common Stock after this offering by approximately $[•] and decrease or increase, as appropriate, the dilution in pro forma net tangible book value (deficit) per share of Common Stock to investors participating in this offering by approximately $[•], assuming the assumed initial public offering price of $[•] per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

If the representative of the underwriters exercises its over-allotment option to purchase additional shares of our Common Stock and/or Warrants in this offering in full, the pro forma as adjusted net tangible book value will increase to $[•] per share of Common Stock, representing an immediate increase in pro forma net tangible book value to existing shareholders of $[•] per share and an immediate dilution of $[•] per share to new investors participating in this offering.

The following table sets forth, as of June 30, 2024, on the pro forma as adjusted basis described above, the differences between our existing shareholders and the purchasers of Shares in this offering with respect to the number of Shares purchased from us, the total consideration paid to us and the weighted average price paid per share paid to us, based on an assumed initial public offering price of per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted Average Price per Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors
Total		100%		$100%

If the representative of the underwriters exercises its over-allotment option to purchase additional shares of our Common Stock and/or Warrants in this offering in full, the number of shares held by existing shareholders will be reduced to % of the total number of shares of Common Stock that will be outstanding upon completion of this offering, and the number of shares of Common Stock held by new investors participating in this offering will be further increased to % of the total number of shares of Common Stock that will be outstanding upon completion of the offering.

A [$1.00] increase or decrease in the assumed initial public offering price of $[•] per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as appropriate, the total consideration paid by new investors by $[•] million, assuming the number of Shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of Shares we are offering. Similarly, each increase or decrease of [1.0 million] shares in the number of Shares offered by us would increase or decrease, as appropriate, the total consideration paid by new investors by $[•] million, assuming that the assumed initial price to the public remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We may choose to raise additional capital through the sale of equity or equity-linked securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any options are issued under our equity incentive plan or we issue additional shares of Common Stock or equity-linked securities in the future, there will be further dilution to investors purchasing in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with “Summary Financial Data” and our condensed financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements and Industry and Market Data” in this prospectus.

Overview

The Company is in the business of commercializing a medical diagnostic technology in late-stage development that has the potential of significantly facilitating, and enhancing the accuracy of, the diagnosis of certain neuro-disabling diseases. To that extent we plan, upon successful conclusion of our current efforts to raise new equity capital, to finalize the preparation of our application for FDA clearance, and bring to market this new diagnostic technology for early detection of autism.

This technology assists in the diagnosis of neuro-disabling diseases through the use of advanced three-dimensional (“3D”) brain mapping technology. Currently we are focused on developing this technology in order to provide a first of its kind diagnostic tool for autism in order to reduce the time for diagnosis to ensure the earliest possible intervention. Based on the application of the algorithms on more than 1,000 MRI scans conducted by the University of Louisville our diagnostic software technology can diagnose Autism in infants, some as young as six months old, at 90%+ rate of accuracy. The technology was developed with the help of physicians at the University of Louisville and is compatible with existing MRI scan imagery. Our software measures the thickness of Cerebral White Matter (CWM) gyrification and analyzes and classifies the shape of the brain based on this measurement.

Recent Developments

Amendment to Certificate of Incorporation to Effect Name Change

On January 31, 2024, the Company filed with the Delaware Secretary of State a Certificate of Amendment to its certificate of incorporation to effectuate a name change from Autism Diagnostic Technologies, Inc., to NeuroSpectrum Insights, Inc.

Private Placement

On June 12, 2023, the Company entered into a private placement with Network 1 Financial Securities, Inc., whereby the Company offered for sale security of $600,000 of senior convertible debentures on a best-efforts basis, subsequently increased to $2,000,000. The notes will bear 6% interest and will mature 24 months from issuance. The debentures and accrued interest will be convertible into shares of Common Stock automatically upon closing of the initial public offering at a 25% discount to the offering price. In addition, the investors will receive common stock purchase warrants equal to 50% of their converted shares divided by the offering price in the initial public offering, exercisable at the public offering price.

The Company is currently in the process of completing a series of clinical trials to validate the efficacy of its software technology in preparation for submission to the FDA which is expected to occur in the third quarter of 2024.

Financial Operations Overview

Our product has not yet been approved by the Food and Drug Administration (FDA) for commercial sale and has not generated revenue to date. We expect to apply for approval early in the first quarter in 2025 after ongoing clinical trials and product verification and validation are finished. We have never been profitable and have incurred net losses in each year since inception. We incurred net losses of $787,531 and $368,569 for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024, we had an accumulated deficit of $3,287,322. Substantially all of our net losses resulted from expenses incurred in connection with our research and development programs and outside professional services, and — in 2023 — from stock-based compensation.

Results of Operations

The following discussion and analysis of our results of operations includes a comparison of the six months ended June 30, 2024 to the six months ended June 30, 2023:

	For the Six Months ended June 30,
	2024	2023
General and administrative expenses	$188,918	$248,054
Outside professional services	345,304	43,094
Product development expenses	129,280	72,421
Loss from operations	(663,502)	(363,569)
Other Income (Expense)	(124,029)	(5,000)
Loss before provision of income taxes	(787,531)	(368,569)
Provision for income taxes	—	—
Net Loss	$(787,531)	$(368,569)

Revenues

The Company has not yet derived any revenues from the sale or licensing of its products.

Research and Development

The Company has to date spent approximately $423,000 on product development. We expect to incur additional expenses of approximately $250,000 through the clinical trial phase and the FDA application process.

Operating Expenses

Operating expenses for the six months ended June 30, 2024 increased to approximately $663,000 from $363,000 for the comparable period in 2023. The increases are primarily attributable to (i) higher product development expenses which increased by $57,000, (ii) consultancy expenses for market research and financial planning activities which increased by $213,000, and (iii) accounting and legal expenses incurred in preparation for the planned public offering which added approximately $90,000. On the other hand, we note a decrease of expenses of approximately $100,000 related to stock options granted in 2023 which were absent in 2024.

Net Loss

Our net losses for the six months ended June 30, 2023 and June 30, 2024 were $368,569 and $787,531, respectively due to the above mentioned factors.

Plan of Operations

We expect FDA clearance to occur in the fourth quarter in 2024. This will mark the beginning of the market introduction of our software product, with revenues increasing rapidly throughout the second half of 2025 and into the following years. Our plan foresees that operations will become cashflow positive during the first half of 2026. We believe that the net proceeds of this public offering of our stock, which we estimate to be approximately $5,900,000, will be sufficient to satisfy our cash needs until then and we do not anticipate having to raise additional funds.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue and have incurred significant operating losses. Our product is at a late phase of development with respect to product verification and validation through clinical trials, required for an application for approval of commercialization by the FDA. We do not expect to generate significant revenue from product sales until late 2025.

To finance ongoing operations and product development we entered in 2023 into a Placement Agent’s Agreement with Network 1 Financial Securities, Inc., a licensed broker/dealer (“Network 1”), for a bridge financing transaction, for the placement of up to $2,000,000 senior convertible debentures, on a best-efforts basis. The debentures carry interest of 6% per year, mature in 24 months, and will automatically convert into the Company’s stock in the event of a public offering of the Company’s stock, at a 25% discount to the offering price in such an event (the “Event”). Investors who participate in the debenture offering receive stock purchase warrants at the rate of 0.5 warrants for every share issued upon conversion of the notes. The warrants may be exercised at the debt conversion price in the Event and expire 3 years after issuance. At June 30, 2024, a total $945,000 of such convertible notes have been placed.

As of June 30, 2024, our cash balance is $300,468, which is not adequate for our current planned level of operations through at least 12 months from the issuance date of this Form S-1.

Cash Flows

The following table summarizes our cash flows:

	Six Months Ended June 30,
	2024	2023
Cash flows used in operating activities	$(428,935)	$(79,410)

Cash flows provided by financing activities	423,690	—

Net (decrease) increase in cash and cash equivalents	(5,245)	(79,410)
Cash and cash equivalents at beginning of period	305,713	93,404
Cash and cash equivalents at end of period	$300,468	$13,994

Operating Activities

During the six months ended June 30, 2024, net cash used in operating activities was primarily the result of net losses.

Investing Activities

There were no cash flows from investing activities during the six months ended June 30, 2024 or June 30, 2023.

Financing Activities

During the six months ended June 30, 2024, net cash provided by financing activities was due to the bridge financing transaction.

Market Capital Expenditure Commitments

We have no material commitment for capital expenditures.

Fair value of Common Stock

In order to determine the fair value of shares of our Common Stock, given the absence of a public trading market of our capital stock to date, the Company has exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our Common Stock, including:

•        contemporaneous valuations of our Common Stock;

•        our business, financial condition and results of operations, including related industry trends affecting our operations;

•        the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company, given prevailing market conditions;

•        the lack of marketability of our Common Stock;

•        the market performance of comparable publicly-traded companies;

•        U.S. and global economic and capital market conditions and outlook; and

•        Common Stock valuation methodology.

In estimating the fair market value of our Common Stock, the Company retained the services of third party consultants which specialize in Section 409A valuation analysis.

Revenue Recognition

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. The Company has not yet derived revenues from the sale or licensing of its product.

Derivative Liability

The Company evaluates its financial instruments to determine if those contracts or embedded components of those contracts qualify as derivatives to be accounted for separately. In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other bifurcated embedded derivative instruments in the convertible instrument, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The result of this accounting treatment is that the fair value of the embedded derivative is recorded as a liability and marked-to-market each balance sheet date, with the change in fair value recorded in the statements of operations as other income or expense.

Intangible Assets

Intangible assets consist of an exclusive world-wide license granted to the Company by the University of Louisville for the technology underlying the Company’s software products and are stated at cost less accumulated amortization. The assets are amortized using the straight-line method over the underlying patents remaining life until the expiration date of the patent.

The Company incurs fees related to third party patents, consisting of costs to defend patents, acquire new patents, and renew or extend the term of existing patents, which are expensed as incurred.

Funding Requirements

We expect that our expenses will continue on the level shown during the first two quarters in 2024 and operating losses will be generated. Based on our current plans, we believe our existing cash will not be sufficient to fund our operations requirements through at least 12 months from the issuance date of this Form S-1. We expect to incur substantial additional expenditures in the medium term to support market entry and commercialization of our product. We expect to incur net losses for the foreseeable future. Our ability to fund our product development and commercialization of our product will depend on the amount and timing of cash received from the planned public offering. Our future capital requirements will depend on many factors, including:

•        the costs, timing and outcomes of clinical trials and regulatory reviews associated with our product;

•        the costs of commercialization activities, including product marketing, sales and distribution;

•        the emergence of competing technologies and products and other adverse marketing developments;

•        the effect on our product development activities of actions taken by the FDA, EMA or other regulatory authorities;

•        our degree of success in commercializing our product, if and when approved; and

•        the number and types of future products we develop and commercialize.

A change in the outcome of any of these or other variables with respect to the development of our product could significantly change the costs and timing associated with the development of the product. Further, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Off-Balance Sheet Arrangements

We have no other off-balance sheet arrangements that have had, or are reasonably likely to have, a material current or future effect on our consolidated financial statements or changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

For information on recent accounting pronouncements, see our condensed financial statements and the related notes found elsewhere in this report.

The JOBS Act and Emerging Growth Company Status

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period.

For as long as we remain an “emerging growth company” under the recently enacted JOBS Act, we will, among other things:

•        be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act, which requires that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•        be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation; and

•        be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company,” including the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our Common Stock may be materially and adversely affected.

BUSINESS

Overview

NeuroSpectrum Insights (NSI), a startup medical device company, is preparing to commercialize breakthrough computerized analysis technology to enhance clinicians’ capabilities in diagnosing various neurological and neurodevelopmental disorders, such as: autism, dyslexia, ADHD, or schizophrenia. GyriCalc, NSI’s first product, focuses on autism. The GyriCalc proprietary, patented software technology identifies early human brain structural markers of neurodevelopmental differences by automatically analyzing images taken by magnetic resonance imaging (MRI) machines.

The NSI vision is to unshackle the benefits of early intervention for persons born with neurological and neurodevelopmental disorders. For autism, the average age of diagnosis is 4 – 1/2 years. The American Academy of Pediatrics recommends screening every child for autism between 18 and 24 months old. This resulting 2+ year gap is a function of limited numbers of diagnostic specialists combined with the use of subjective, behavioral, and functional observation assessments. Widely accepted views within the autism care community are that earlier mitigating intervention therapies lead to superior life span outcomes for persons with autism, their care givers and society overall.

GyriCalc will introduce the first fully objective measure to assist in autism diagnosis. This objective measure can be accomplished in minutes versus the hours, weeks, months, and sometimes years it currently takes for subjective assessments. Our technology provides clinicians expedited guidance for tailoring more precise functional measurements and early interventions.

Our Product

GyriCalc is a patented, proprietary computerized algorithm which measures predetermined human brain regions for specific surface characteristics. Images of these brain regions are captured by generally available structural magnetic resonance imagers (“MRI”). The MRI scan typically takes 15 to 20 minutes.

When GyriCalc is applied to the MRI scan, it conducts an analysis and generates a detailed report, in minutes, of the brain surface characteristics measured and the degree these characteristics correlate to the reference data set for typical (normal) brains. The report is provided directly to the ordering clinician.

The specific regions of the cerebral cortex and their surface characteristics (known as “gyri” and “sulci”) correlate to autism as determined through years of research study within the University of Louisville Bioimaging Laboratory, Bioengineering Department in conjunction with the Department of Psychiatry and Behavioral Science and the Norton Children’s Autism Center. The algorithm achieved an autism identification rate of 94%.

NeuroSpectrum Insights has an exclusive commercialization license with the University of Louisville for this technological advancement.

Commercialization Strategy

NeuroSpectrum Insights will market GyriCalc to clinicians at a predetermined list price per patient MRI scan report. The MRI scan will be ordered by the practitioner and paid for by the patient which in most instances will be covered by medical insurance coverage.

The average price for a brain MRI in the United States is ~$1,0002. At a projected list price of $1,500 per patient we estimate a 5-Year Revenue Projection (~35% of annual projected market at 5 years).

	2024	2025	2026	2027	2028
Number of GyriCalc Test	—	400	4,200	12,800	30,000
Total Revenue	—	$623,000	$6,326,000	$19,229,500	$44,721,900
Operating Income	$767,790	$(1,737,430)	$1,753,800	$12,369,000	$34,480,590
EBITA	$(1,150,000)	$(1,720,760)	$1,777,345	$12,393,430	$34,502,060
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2        New Health Choice, Inc. https://www.newchoicehealth.com/procedures/brain-mri

Marketing & Sales

•        Marketing Strategy

•        Targeted, digital messaging tools (including social media accounts) for calendarized promotional campaigning aligned with professional clinical meetings and advocacy groups for autism events

•        Clinician targeted for sales/ordering (“push”)

•        Parents/caregivers targeted for awareness/stimulation (“pull”)

•        Best of breed, branding, key opinion leader (“KOL”) endorsements, connecting with subject matter “influencers”, and internet presence through new website and customer information support portal, with select use of video messaging (ad hoc and professional)

•        KOL support for select, high profile events and annual professional and advocacy meeting presentations

•        Surveilling the market for success stories and merchandizing same through news outlets (internet and traditional)

•        Sales Strategy

•        An individual with clinical autism diagnosis and intervention experience will lead the sales effort

•        Directly contact, via email, phone and social media, targeted clinicians trained to diagnose autism to deliver and reinforce product and services information

•        Participate in industry specific events presenting appropriate materials and messaging based on the individual events and opportunities

•        Coordinate directly with the NSI Clinical Advisory Committee to expand its membership and extend influence into members’ professional networks

•        Sales promotion programs to stimulate repeat ordering and telling of success stories

Barriers to Entry

Though our industry, broadly speaking, has a number of competitors — large and small — with new entrants appearing regularly, in the Company’s opinion, there is one primary barrier to entry in our favor that is coupled with an important ancillary barrier to entry. These barriers to entry include:

•        Intellectual Property and Patents

•        Technical Learning Curve

Intellectual Property and Patents

We have an exclusive license agreement with the University of Louisville Research Foundation (“ULRF”), as the agent for the University of Louisville, for intellectual property owned by the University of Louisville (the “ULRF License Agreement”). Such intellectual property is underlying our software product. The ULRF License Agreement allows us to use certain patents or copyrights (the “Licensed Rights”) listed below in the development of our products (the “Licensed Products”). The ULRF License Agreement will continue until the expiration of the last to licensed patents, set to expire July 29, 2035, unless terminated early by the parties pursuant to the terms of the ULRF License Agreement.

Pursuant to the ULRF License Agreement, as amended, we agreed to hit certain progress milestones set out in the exhibits to the agreement:

•        By September 1, 2024, we would complete verification and validation of software for implementation of the technology in a Licensed Product

•        By November 1, 2024, we would submit an application to the United States Food and Drug Administration (“FDA”) to obtain 501(k), PMA or other clearance to market and sell Licensed Products in the United States

•        Within 12 months of receiving FDA approval and by no later than February 1, 2026, whichever occurs first, we would make a first sale in the United States

•        After the first sale, and throughout the remainder of the length of the license, we would sell at least one product every 6 months.

Under the ULRF License Agreement, in lieu of a license issuance fee, we entered into the Stock Issuance Agreement, pursuant to which we issued shares of our common stock equal to eight percent (8%) of the total equity of our company on the date of the issuance to the ULRF and four individuals, which was equal to 478,261 shares of our common stock. The shares issued pursuant to the Stock Issuance Agreement are restricted and have no registration rights.

Additionally, we will pay ULRF 5% of our Net Sales for all license products sold during the term of the license, and 30% of any sublicensing income. If the total amount paid to ULRF through the sum of the stock issuance and percentage of net sales in any year is less than the agreed upon annual minimum payment, we pay ULRF the difference between the compensation provided and such minimum. For the year in which the first sale of our product occurs (= “Year 1”), the minimum is $25,000, for Years 2 and 3, the annual minimum is $75,000, and for any year thereafter, the annual minimum is $150,000. Furthermore, the amended license agreement calls for milestone payments of $5,000 on December 1, 2024 and on May 21, 2025.We have also reimbursed ULRF in the amount of $34,273 for certain costs incurred prior to entry into the license agreement.

For patent protection of new intellectual property, we currently file initial provisional patent applications in the US Patent Office followed by PCT applications to preserve the ability to attempt to secure protection in jurisdictions outside the United States.

List of Licensed Patents:

1.      U.S. Patent No. 9,230,321, “Computer Aided Diagnostic System Incorporating 30 Shape Analysis of the Brain for Identifying Developmental Brain Disorders,” issued Jan. 5, 2016 from U.S. Patent App. No. 13/834,231 (ULRF Ref. 11064-02), which claims priority to U.S. Provisional Patent App. No. 61/617,869, filed Mar. 30, 2012 (ULRF Ref. 11064-01, -02), expiration date March 30, 2032

2.      U.S. Patent No. 10,262,414 “Computer Aided Diagnostic System for Mapping of Brain Images,” issued from U.S. Patent App. No. 15/223,671, filed Jul. 29, 2016 (ULRF Ref. 13098-03), which claims priority to U.S. Provisional Patent App. No. 62/198,169, filed Jul. 29, 2015 (ULRF Ref. 13098-02, -03), expiration date July 29, 2035.

Title	Application No.	Patent No.	Country	Filing Date	Expiry Date	Status	Area of Focus	Ownership	Protection Type

List of Licensed Copyrights:

1.      U.S. Copyright Registration No. TX-520-124 for “Mesh Diagnostic Software,” registered Apr. 6, 2012 (ULRF Ref. 12063-01)

2.      U.S. Copyright Office Case No. 1-402120627, “Brain Image Segmentation Software,” filed Sep. 23, 2016 (ULRF Ref. 13100-02)

Trademark

The Company filed an application to trademark the name “Gyricalc” with the U.S. Patent and Trademark Office (“USPTO”) in September 2024 (USPTO Serial Number: 98743213). The application is under review. The review process can take up to one year depending on the number of applications subject to clearance by the USPTO in any given year. The status of this trademark application is still pending.

Our Market Opportunity

Developmental pediatricians, pediatric neurologist, child psychiatrists, and neuropsychologists make up the constellation of clinicians trained to diagnosis autism. These are NSI’s primary target customers. Exact numbers for these clinicians are uncertain. Generally accepted estimates put the combined total number at eight to ten thousand in the Unites States and mainly concentrated in major metro areas. This comparatively small number of practitioners, combined with the subjective observational nature of assessment (current standard of care), is another contributing factor to long lead times for diagnosis. Additionally, these practitioners assess the wide range of neurological and neurodevelopmental disorders. Yet, it’s these clinicians that are the stage gate for getting insurance coverage needed to support the cost of autism interventional therapies.

The Centers for Disease Control and Prevention (CDC) estimates that 1 in 36 children, by the age of 8, will be diagnosed with autism. Between 2020 and 2022, United States annual live births have plateaued at 3.7 million. At a 1/36 rate, the projected number of new cases of autism over the forecast years is approximately 100,000/year. While the projected number of cases is relatively small compared to the estimated number of diagnosing clinicians, the crux of the problem is screening 3.7 million candidates each year. Additionally, screening isn’t diagnosing. It is an essential first step that falls to general pediatricians, parents, care givers all with highly variable experiences and skills. This too is a significant contributing factor in delayed diagnosis. In a future envisioned market where an objective GyriCalc “test” would be as common as a blood test, greater screening compliance could be achieved together with greater detection precision.

Government Regulation

We will be subject to various healthcare related laws regulating fraud and abuse, pricing and sales and marketing practices and the privacy and security of health information, including the United States federal regulations described below. Many states, foreign countries and supranational bodies have also adopted laws and regulations similar to, and in some cases more stringent than, the federal regulations discussed above and below.

Regulation of Medical Devices in the United States

Our products and operations are subject to extensive and ongoing regulation by the Food and Drug Administration (“FDA”) under the Federal Food, Drug, and Cosmetic Act of 1938 and its implementing regulations, collectively referred to as the FDCA, as well as other federal and state regulatory bodies in the United States. The laws and regulations govern, among other things, product design and development, pre-clinical and clinical testing, manufacturing, packaging, labeling, storage, record keeping and reporting, clearance or approval, marketing, distribution, promotion, import and export and post-marketing surveillance.

The FDA regulates the development, design, pre-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution of medical devices in the United States to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as FDA refusal to approve pending premarket applications, issuance of warning letters, mandatory product recalls, import detentions, civil monetary penalties, and/or judicial sanctions, such as product seizures, injunctions and criminal prosecution.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, approval of a premarket approval, or PMA, or grant of a de novo request for classification. During public emergencies, FDA also may grant emergency use authorizations to allow commercial distribution of devices intended to address the public health emergency. Under the FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to provide reasonable assurance of its safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device.

Class I devices include those with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to the FDA’s “general controls” for medical devices, which include compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events and malfunctions through the submission of Medical Device Reports, or MDRs, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I or low risk devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are moderate risk devices subject to the FDA’s general controls, and any other “special controls” deemed necessary by the FDA to ensure the safety and effectiveness of the device, such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or post-market surveillance. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process, though certain Class II devices are exempt from this premarket review process. When required, the manufacturer must submit to the FDA a premarket notification, or 510(k), submission demonstrating that the device is “substantially equivalent” to a legally marketed predicate device, which in some cases may require submission of clinical data. Unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees. If the FDA determines that the device, or its intended use, is not substantially equivalent to a legally marketed device, the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill more rigorous premarketing requirements.

Class III devices include devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices and devices deemed not substantially equivalent to a predicate device following a 510(k) submission. The safety and effectiveness of Class III devices cannot be reasonably assured solely by general or special controls. Submission and FDA approval of a PMA application is required before marketing of a Class III device can proceed. As with 510(k) submissions, unless an exemption applies, PMA submissions are subject to user fees. The PMA process is much more demanding than the 510(k) premarket notification process. A PMA application, which is intended to demonstrate that the device is reasonably safe and effective for its intended use and must be supported by extensive data, typically including data from pre-clinical studies and clinical trials.

The FDA also has the authority to allow the commercialization of unapproved medical devices, or new uses of existing devices in times of emergency, such as during a pandemic.

510(k) Clearance Marketing Pathway

To obtain 510(k) clearance for a medical device, an applicant must submit to the FDA a 510(k) notice demonstrating that the proposed device is “substantially equivalent” to a legally marketed device, known as a “predicate device.” A legally marketed predicate device may include a device that was legally marketed prior to May 28, 1976 (a pre-amendment device), a device that has been reclassified from Class III to Class II or Class I, or a device that was found substantially equivalent through the 510(k) process. A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (1) the same technological characteristics, or (2) different technological characteristics, but the information provided in the 510(k) submission demonstrates that the device does not raise new questions of safety and effectiveness and is at least as safe and effective as the predicate device. A showing of substantial equivalence sometimes, but not always, requires clinical data. Once the 510(k) submission is accepted for review, by regulation, the FDA has 90 calendar days to review and issue a determination. As a practical matter, clearance may take and often takes longer. Upon review, the FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2024, the standard user fee for a 510(k) premarket notification application will amount to $21,760.

Before the FDA will accept a 510(k) submission for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If the FDA determines that the 510(k) submission is incomplete, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information within 180 days before the FDA will proceed with additional review of the submission.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, for example, if the device is deemed to have a new intended use or different technological characteristics that raise different questions of safety or effectiveness when compared to the cited predicate device (and no other predicate can be identified), the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and have no suitable predicate device. If the FDA determines that the information provided in a 510(k) submission is insufficient to demonstrate substantial equivalence to the predicate device, the FDA generally identifies the specific information that needs to be provided so that it may complete its evaluation of substantial equivalence, and such information may be provided within the time allotted by the FDA or in a new 510(k) submission should the original one have been withdrawn.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The determination as to whether or not a modification meets these criteria is initially left to the manufacturer using available FDA guidance. Many minor modifications today are accomplished by a “letter to file” in which the manufacturer documents the rationale for the change and why a new 510(k) submission is not required. However, the FDA may review such letters to file to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals, including on whether it should consider certain actions that might require new authority. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed in the U.S., although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is generally more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is reasonably safe and effective, and the PMA must be supported by extensive data, including data from pre-clinical studies and clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review may take and often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical trial that supported PMA approval or requirements to conduct additional clinical trials post-approval. The FDA may also condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, that affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

De novo Classification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. To market low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, a manufacturer may request a de novo down-classification of its medical device into Class I or Class II, rather than requiring the submission and approval of a PMA application. A medical device may be eligible for de novo classification if the manufacturer first submitted a 510(k) notice and received a determination from the FDA that the device was not substantially equivalent, or a manufacturer may request de novo classification directly without first submitting a 510(k) notice and receiving a not substantially equivalent determination. The FDA is required to classify the device within 120 calendar days following receipt of the de novo application, although in practice, the FDA’s review may take significantly longer. During the pendency of the FDA’s review, the FDA may issue an additional information letter, which places the de novo request on hold and stops the review clock pending receipt of the additional information requested. If the de novo requestor does not provide the requested information within 180 calendar days, the FDA will consider the de novo request to be withdrawn. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the de novo request if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed. In the event the FDA determines the data and information submitted demonstrate that general controls or general and special controls are adequate to provide reasonable assurance of safety and effectiveness, the FDA will grant the de novo request for classification. When the FDA grants a de novo request for classification, the device is granted marketing authorization and further can serve as a predicate for future devices of that type, through a 510(k) premarket notification.

Clinical Trials

Clinical trials are typically required to support a PMA, often required for a de novo request, and sometimes required to support a 510(k) notice. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to submit an IDE application to the FDA, which must be approved prior to commencing clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, purported or represented to be used in supporting or sustaining human life, is for a use that is substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. A clinical trial may begin 30 days after receipt of the IDE by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval. Acceptance of an IDE application for review does not guarantee that the FDA will approve the IDE and, if it is approved, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

In addition, the clinical trials must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA.

If the device is considered “non-significant risk” (“NSR”), IDE submission to the FDA is not required. Instead, only approval from the IRB overseeing the investigation at each clinical trial site is required. Abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements also apply to NSR device studies.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical trial are also subject to the FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all applicable reporting and record keeping requirements.

Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a clinical trial is completed, there can be no assurance that the data generated during a clinical trial will meet the safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•        establishment registration and device listing with the FDA;

•        QSR requirements, which require manufacturers and contract manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•        labeling regulations and FDA prohibitions against the promotion of investigational products, or “off-label” uses of cleared or approved products;

•        requirements related to promotional activities;

•        clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

•        medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•        correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections, product removals or recalls if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•        the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•        post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission (“FTC”) and by state regulatory and enforcement authorities. Recently, promotional activities for FDA-regulated products have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims. In general, if the FDA determines that our promotional materials or training constitute promotion of an unapproved or uncleared use or our products, it could request that we modify these materials or subject us to regulatory or enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our materials to constitute promotion of an unapproved or uncleared use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Manufacturing processes for commercial products are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, history file, device history records, and complaint files. As manufacturers, we and our contract manufacturers will be subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of products, which would harm our business. The discovery of previously unknown problems with any of our test kits, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•        warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•        unanticipated expenditures to address or defend such actions;

•        customer notifications for repair, replacement, refunds;

•        recall, withdrawal, administrative detention or seizure of our test kits;

•        operating restrictions or partial suspension or total shutdown of production;

•        refusal of or delay in granting our requests for 510(k) clearance or PMA approval of new test kits or modified test kits;

•        operating restrictions, partial suspension or total shutdown of production;

•        withdrawing 510(k) clearance or PMA approvals that are already granted;

•        refusal to grant export approval for our test kits; or

•        criminal prosecution.

The Federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal health care program, such as Medicare or Medicaid.

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) prohibits knowingly and willfully (1) executing a scheme to defraud any health care benefit program, including private payers or (2) falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. In addition, HIPAA, as amended by the Health

Information Technology for Economic and Clinical Health Act of 2009, also restricts the use and disclosure of personal health information, mandates the adoption of standards relating to the privacy and security of individually identifiable health information and requires us to report certain breaches of unsecured, individually identifiable health information.

The Physician Payments Sunshine Act requires manufacturers of medical devices covered under Medicare and Medicaid to record transfers of value to physicians and teaching hospitals and to report this data beginning in 2013 to the Centers for Medicare and Medicaid Services for subsequent public disclosure. Similar reporting requirements have also been enacted on the state level, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with health care professionals.

The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery.

If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, exclusion from participating in government healthcare programs, contractual damages, reputational harm and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could materially adversely affect our ability to operate our business and our financial results.

Human Capital Resources

As of December 31, 2023 we have two (2) full-time employees and use the services of several consultants, five of which are expert advisors in neuroscience related fields. None of our employees are represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe we have good relations with our employees.

Stock Incentive Plan

On June 7, 2019, the Company issued a stock plan (the “Plan”) that is intended to encourage ownership of shares by employees and directors and certain consultants and for them to promote the success of the company. The plan provides for the granting of ISOs, Non-Qualified Options, Stock Grants and Stock-Based awards.

The number of shares which may be issued pursuant to the Plan shall be 3,000,000, or the equivalent of such number of shares after the Administrator has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with the plan.

The administrator of the Plan shall be the Board of Directors, or a committee thereof, and is authorized to (i) interpret the provision of the Plan and all the rights thereto, (ii) determine which employees, directors and consultants shall be granted awards, (iii) determine the number of shares for which an award or awards shall be granted; provided, however, that in no event shall the award be more than 100,000 shares in one fiscal year, (iv) specify the terms and conditions upon which an award may be granted, and (v) adopt any sub-plans applicable to residents of any specified jurisdiction as it deem necessary in order to comply with or take advantage of any tax or other law.

The administrator will, in its sole discretion, name the participants in the Plan, provided, however, that each participant must be an employee, director or consultant of the Company, or of an affiliate at the time the award is granted.

No participant in the Plan to whom an award has been granted shall have rights as a shareholder with respect to any shares covered by such award, except after due exercise of the option or acceptance of the stock grant and tender of the full purchase price, if any, for the shares being purchased pursuant to such exercise or acceptance and registration of the Shares in the Company’s share register in the name of the participant.

The Plan shall terminate on June 7, 2029 or at an earlier date voted upon by the shareholder or the Board of Directors of the Company; provided, however, that any such earlier termination shall not affect any agreements executed prior to the effective date of such termination.

Properties and Facilities

The Company does not own any real property. We use office space at 376 Main Street, Suite 105, Bedminster, NJ 07921 at $2,000 per month under an informal arrangement.

Legal Proceedings

From time to time, we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are currently not a party to any legal proceedings.

Changes in and Disagreements with Accountants

None.

Corporation Information

We were incorporated in Delaware on January 19, 2016. Our principal executive offices are located at 376 Main Street, Ste. 105, Bedminster, NJ 07921, and our telephone number is 908-304-4858. Our corporate website address is https://neurospectruminsights.com/. The information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

MANAGEMENT

Executive Officers and Directors

Name	Age	Position(s)
Executive Officers and Directors
Andrew Stewart	77	Chief Executive Officer, Director
Joerg Klaube	83	Chief Financial Officer
Mark Rosenberg	71	Chairman
Boura Ali	56	Director
Jason Pottinger	40	Director
Corey Park	52	Director

Executive Officers

Andrew Stewart, Chief Executive Officer, Director

Mr. Stewart combines over 40 years of experience in the medical device industry. He has served as CEO of NeuroSpectrum Insights, Inc. (f/k/a Autism Diagnosis Technologies) since May 2017. Previously, he held the position of CEO for Wipe-Rite Technologies, Inc. and Medeject, Inc., both medical device startups. Formerly, from 2006 to 2013, he was CEO of EyeTect, LLC, a startup medical device company focused on eye tracking for diagnosing depth of consciousness monitoring. From 1994 through 2003, Mr. Stewart was the Vice President of Sales and Member of the Management Board for Ethicon, a Division of Johnson and Johnson, Inc., a medical device company focused upon wound closure. From 1986 to 1993 he was Vice President Sales and Marketing, worldwide for Johnson and Johnson Professional, Inc., another Johnson and Johnson Division, focused on neurosurgical and cardiovascular surgical products. He served as Chairman and Vice Chairman of the Board of Directors for Somerset Medical Center from 1994 to 2003. He graduated from Kenyon College with double majors in Economics and Political Science in 1970. He graduated from Harvard Business School with an AMP in General Management in 1993.

Joerg H. Klaube, Chief Financial Officer

Mr. Klaube‘s career encompasses a broad range of appointments in corporate financial management, controllership and administrative functions, in a variety of business environments including publicly held companies. He joined the Company in 2018. From 2013 to 2017 he held the position of Chief Financial Officer at Turnpoint Medical Devices Inc., a designer and marketer of specialized infusion pumps. Prior to that he served as Chief Financial Officer for the telecommunications holding company E. Oliver Capital Group and the software design and computer marketing firms Magnitude Information Systems Inc. and Unitronix Corporation. Before that, he was employed for sixteen years with the U.S. subsidiary of Siemens AG, where he last served as Director of Business Administration in the Telecommunications Division. He graduated from the Banking School in Berlin, Germany, and holds a master’s degree in business administration from Rutgers University.

Directors

Dr. Mark Rosenberg, Chairman of the Board

Dr. Mark Rosenberg came to NeuroSpectrum Insights in October 2023 to assume the role of Chairman of the Board. He brings 45 years of diverse experience which include hospital and clinical leadership, business ventures and innovation and leadership roles within the American College of Emergency Physicians (ACEP). Dr. Rosenberg had the privilege of serving as President of American College of Emergency Physicians during the Covid-19 pandemic representing over 40,000 emergency physicians. Mark Rosenberg is well known for his medical career as an emergency physician and Chairman of Emergency Medicine at a prestigious teaching hospital in New Jersey. He led the development of the nation’s first Geriatric emergency department, as well as the Alternative to Opioid Pain Management Program (ALTO), and The Life Sustaining Management and Alternatives Program (LSMA) bringing palliative care to patients in the emergency department. Internationally, Dr. Rosenberg’s innovations have changed the face of Emergency Medicine.

Boura Ali, Director

Mr. Ali combines over 20 years of experience in the pharmacy industry and as an entrepreneur involving work in retail and hospital environments. Mr. Ali advised a fortune 100 company regarding logistics and international marketing. He advised another fortune 100 company regarding new technology. Mr. Ali is the managing member of Highlands Harris LLC and has been a partner at Academic Technology Ventures since 2015. Mr. Ali is a co-founder of Autism Diagnostic Technology.

Jason Pottinger, Director

Mr. Pottinger combines over 6 years of experience in technology commercialization senior management, following a 9 years career as a real estate investor and professional athlete. Previously, he has been involved in Plasma Stream Technologies and Predictive Aviation Analytics holding positions including Chief Executive Officer and Board Member. From 2009 through 2015, Mr. Pottinger was the President and CEO for Ark Management, Inc., a real estate and property management company. From 2014 to present, he has been CEO of Academic Technology Ventures, Inc., a company involved in technology commercialization. Mr. Pottinger is also currently a Director of Thermo-Flex Technologies, Inc., a company developing cooling systems for large corporations in various industry segments, including the mattress and apparel industries. He has an undergraduate degree from McMaster University and an MBA from The Schulich School of Business at York University in Toronto, Canada.

Corey Park, Director

Corey Park has brought value to the world as a serial entrepreneur for over 30 years. He attended the Notre Dame Mendoza School of Business (Leadership & Management) and is a certified hedge fund professional (CHP) with additional (CHP) certifications at the highest levels in portfolio analytics & risk management. He currently serves on several boards and is a highly sought-after advisor and mentor in the tech startup and venture arenas. Corey excels at taking a vision and making it a reality through sound business strategy and team development “bench strength”. He intuitively sees the threads of opportunity and the many leverage points that wind through an organization, brings them together into a coherent whole, helps others extend their thinking, and drives material business advantage.

Family Relationships

There are no family relationships between our board of directors and any of our executive officers.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

Board Composition

Our business and affairs are organized under the direction of our Board of Directors, which currently consists of 5 members.

Director Independence

The Nasdaq Marketplace Rules require a majority of a listed company’s Board of Directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Under Rule 5605(a)(2) of the Nasdaq Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of our Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our Board of Directors has reviewed the composition of our Board of Directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our Board of Directors has determined that each of Messrs. Rosenberg, Pottinger, Ali and Park is an “independent director” as defined under Rule 5605(a)(2) of the Nasdaq Marketplace Rules. Our Board of Directors also determined that Jason Pottinger, who will comprise our audit committee following this offering, Mark Rosenberg, who will comprise our compensation committee following this offering, and Boura Ali and Corey Park, who will be members of our nominating and corporate governance committee following this offering, satisfy the independence standards for such committees established by the SEC and the NASDAQ Marketplace Rules, as applicable. In making such determinations, our Board of Directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Nasdaq permits a phase-in period of up to one year for an issuer registering securities in an initial public offering to meet the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee independence requirements. Under the initial public offering phase-in period, only one member of each committee is required to satisfy the heightened independence requirements at the time our registration statement becomes effective, a majority of the members of each committee must satisfy the heightened independence requirements within 90 days following the effectiveness of our registration statement, and all members of each committee must satisfy the heightened independence requirements within one year from the effectiveness of our registration statement.

Audit Committee

Our audit committee consists of Jason Pottinger, who is the chair of the committee. Each of the members of our audit committee will satisfy the Nasdaq Marketplace Rules and SEC independence requirements. The functions of this committee will include, among other things:

•        evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•        reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•        reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•        reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•        reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•        reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

Our Board of Directors has determined that Jason Pottinger qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations and meets the financial sophistication requirements of the Nasdaq Marketplace Rules. In making this determination, our board has considered extensive financial experience and business background. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee will consist of Mark Rosenberg, who is the chair of the committee, and Jason Pottinger. Our Board of Directors has determined that the members of our compensation committee are independent directors, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and satisfies the Nasdaq Marketplace Rules independence requirements. The functions of this committee include, among other things:

•        reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full Board of Directors regarding) our overall compensation strategy and policies;

•        reviewing and approving the compensation, the performance goals and objectives relevant to the compensation, and other terms of employment of our executive officers;

•        reviewing and approving (or if it deems appropriate, making recommendations to the full Board of Directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•        reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•        reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC; and

•        preparing the report that the SEC requires in our annual proxy statement.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Boura Ali and Corey Park, who is the chair of the committee. Our Board of Directors has determined that each of the members of this committee satisfies the Nasdaq Marketplace Rules independence requirements. The functions of this committee include, among other things:

•        identifying, reviewing and evaluating candidates to serve on our Board of Directors consistent with criteria approved by our Board of Directors;

•        evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•        evaluating, nominating and recommending individuals for membership on our Board of Directors; and

•        evaluating nominations by stockholders of candidates for election to our Board of Directors.

Code of Ethics

Our Board plans to adopt a written code of business conduct and ethics (the “Code of Ethics”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We intend to post on our website a current copy of the Code of Ethics and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code of Ethics.

Board Leadership Structure

Our Board of Directors, as a whole and also at the committee level, plays an active role overseeing the overall management of our risks. Our Audit Committee reviews risks related to financial and operational items with our management and our independent registered public accounting firm. Our Board of Directors is in regular contact with our Chief Executive Officer and Chief Financial Officer, who report directly to the Board of Directors and who supervise day-to-day risk management.

Role of Board in Risk Oversight Process

We face a number of risks, including those described under the caption “Risk Factors” contained elsewhere in this prospectus. Our Board of Directors believes that risk management is an important part of establishing, updating and executing our business strategy. Our Board of Directors has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations, and the financial condition and performance of our company. Our Board of Directors focuses its oversight on the most significant risks facing us and, on our processes, to identify, prioritize, assess, manage and mitigate those risks. Our Board of Directors receives regular reports from members of our senior management on areas of material risk to us, including strategic, operational, financial, legal and regulatory risks. While our Board of Directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on us.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth total compensation paid to our named executive officers for the years ended 2023 and 2022. Individuals we refer to as our “named executive officers” include our Chief Executive Officer and Chief Financial Officer. All fees are unpaid and have been accrued. No other executive officer received total compensation in excess of $[*] in fiscal year [*].

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	All other Compensation ($)	Totals ($)
Andrew Stewart	2023	150,000	(1)	—	—	—	—	150,000
CEO	2022	150,000	(1)	—		—	—	150,000
Joerg Klaube	2023	50,000	(2)	—	—	25,720	—	75,720
CFO	2022	50,000	(2)	—	—	—	—	50,000

____________

(1)      Mr. Stewart’s 2023 and 2022 base annual salary was $150,000 in each year, all of which was accrued.

(2)      Mr. Klaube’s 2023 and 2022 base annual salary was $50,000 in each year, all of which was accrued. During 2023, Mr. Klaube was awarded 100,000 stock options, exercisable at $1.00 per share, valued at $25,720 using the Black Scholes valuation model.

Employment Agreements

We have entered into employment agreements with two of our executive officers. Set forth below is a summary of the material provisions of such employment agreements, which summaries do not purport to contain all of the material terms and conditions of each such agreement. For purposes of the following employment agreements:

Andrew Stewart Employment Agreement

Andrew Stewart entered into an employment agreement with the Company on October 1, 2018 as Chief Executive Officer. The initial term of employment was for 3 years and is to be automatically renewed for successive one-year periods unless either party gives written notice of termination. As part of Mr. Stewart’s employment, Mr. Stewart received an initial grant of stock awards for 300,000 shares of restricted Common Stock, of which 75,000 vested immediately, and received a $120,000 annual base salary, since increased to $150,000, may receive incentive cash compensation as determined annually by the Board of Directors, and may participate in any company equity incentive plan.

Joerg Klaube Employment Agreement

Joerg Klaube entered into an employment agreement with the Company on April 1, 2019 as Chief Financial Officer. The initial term of employment was for 3 years and is automatically renewed for successive one-year periods unless either party gives written notice of termination. As part of Mr. Klaube’s employment, Mr. Klaube received an initial grant of stock purchase warrants for 100,000 shares of the Company’s common stock at $0.50 per share and carrying a cashless exercise option, of which 75,000 have expired at the time of this submission, and receives a $50,000 annual base salary, which in March 2024 was increased to $100,000. He may receive incentive cash compensation as determined annually by the Board of Directors, and may participate in any company equity incentive plan.

Director Compensation

The following table sets forth the total compensation for each person who served as a non-employee member of our Board of Directors and received compensation for such service during the fiscal year ended December 31, 2023. Other than as set forth in the table, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our Board of Directors in 2023.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Total
Mark Rosenberg	—		300,000 options
Jason Pottinger	—		100,000 options

In 2023, Dr. Rosenberg and Jason Pottinger were awarded 300,000 and 100,000 stock options, respectively, valued at $75,380 and $25,127 using the Black Scholes valuation model.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of our Common Stock as of June 30, 2024, with respect to: (i) each person, or group of affiliated persons, known to us to be the beneficial owner of more than five percent of our Common Stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our current directors and executive officers as a group, upon the closing of this offering.

Applicable percentage ownership is based on 10,532,405 shares of Common Stock outstanding as of June 30, 2024. The percentage of beneficial ownership after this offering assumes the sale and issuance of shares of Common Stock in this offering and no exercise by the representative of the underwriters of its over-allotment option to purchase additional shares of Common Stock and/or Warrants and no conversion of notes and exercise of warrants issued pursuant to the Bridge Financing transaction (see section Certain Relationships and Related Party Transactions).

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to such securities. In addition, pursuant to such rules, we deemed outstanding shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of             , [*]. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table below have sole voting and investment power with respect to all shares of our Common Stock that they beneficially own, subject to applicable community property laws.

Name and Address of Beneficial Owner(1)	Beneficial Ownership Prior to Offering			Beneficial Ownership After the Offering
	Number of Shares		Percentage	Number of Shares	Percentage
Named Executive Officers and Directors
Boura Ali	2,042,805		19.40%
Joerg Klaube	329,000	(1)	3.12%
Corey Park	1,993,576	(2)	18.93%
Jason Pottinger	298,666	(3)	2.82%
Mark Rosenberg	150,000	(4)	1.42%
Andrew Stewart	1,372,500	(5)	12.67%
All Directors and Officers as a group	6,186,547		58.74%

Jerry Swon	1,375,036	(6)	13.06%
Damon D. Testaverde	1,104,708		10.49%

____________

(1)      Includes 75,000 stock options and 25,000 warrants.

(2)      Consists of 1,993,576 shares held by Academic Innovation Partners Inc., a company controlled by Corey Park.

(3)      Includes 50,000 stock options.

(4)      Consists of 150,000 stock options.

(5)      Includes 300,000 stock options.

(6)      Includes 1,275,036 shares held by Strategy Advisors LLC, a company controlled by Jerry Swon, 75,430 shares registered for Jerry Swon Inc. Defined Benefit Plan, and 24,570 shares held by Jerry Swon directly.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since the last two completed fiscal years to which we were a party in which (i) the amount involved exceeded or will exceed the lesser of $120,000 or one percent (1%) of our average total assets at yearend for the last two completed fiscal years and (ii) any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, any of the foregoing persons, who had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Executive and Director Compensation.”

During 2022 we incurred $84,000 in consulting fees due to Yorktown Advisors LLC, $150,000 salary to our chief executive officer and $50,000 remuneration to our chief financial officer. All of the above-mentioned amounts have been accrued. At December 31, 2022, total such accruals including amounts from prior years are $339,500 due Yorktown, $605,000 due to our chief executive officer, and $198,000 due to our chief financial officer. At December 31, 2023, total such accruals are $253,750 due Yorktown, $452,500 due to our chief executive officer, and $149,000 due to our chief financial officer. At June 30, 2024, total such accruals are $15,000 due Yorktown, $77,500 due to our chief executive officer, and $43,167 due to our chief financial officer.

During 2023 we granted 500,000 stock options to certain officers and directors of the Company, exercisable for three years (450,000 options) and 5 years (50,000 options). All such options are exercisable at $1.00 per share.

During the second quarter of 2023 we converted $401,500 in accrued salaries of certain officers, and $169,750 in accrued consulting fees of a major shareholder into 571,000 common shares.

During the first quarter of 2024 we converted $580,000 in accrued salaries of certain officers, and $274,750 in accrued consulting fees due to a major shareholder into 854,750 common shares.

Policies and Procedures for Related Party Transactions

All future transactions between us and our officers, directors or five percent stockholders, and respective affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel.

Professional Services

During 2023 we granted 135,500 shares for services rendered by consultants, valued at $157,790, and converted accrued salaries and fees of $571,250 into 571,250 shares.

During 2024 we granted 25,000 shares for services rendered by a consultant, valued at $23,075, and converted accrued salaries and fees of $854,750 into 854,750 shares.

We have contracted Yorktown Advisors LLC, a company controlled by a major shareholder, for management consulting services at a fee of $7,000 per month, changed in April 2024 to $5,000 per month.

Notes payable — Related Party

Advances from Related Parties

In March 2022 we issued three promissory notes to the chief executive office and two directors of the Company, in the total amount of $125,000. The notes carry interest at the rate of 8% and were originally due on December 31, 2022, and have since been extended to June 30, 2025.

Bridge Financing Transaction

On June 12, 2023 we entered into a Placement Agent’s Agreement with Network 1 Financial Securities Inc. for a bridge financing transaction, involving the placement of up to $2,000,000 senior convertible debentures, on a best-efforts basis. The debentures carry interest of 6% per year, mature in 24 months, and will automatically convert into the Company’s common stock in the event of a public offering of the Company’s stock, at a 25% discount to the offering price in such an event (the “Event”). Investors who participate in the debenture offering received stock purchase warrants the number of which is calculated by dividing one half of the corresponding note amount by the offering price in the Event. The warrants are exercisable at the offering price in the Event and expire 3 years after issuance. At June 30, 2024 a total $945,000 of such convertible notes have been placed.

Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. Further, we intend to enter into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Policies and Procedures for Related Party Transactions

All future transactions between us and our officers, directors or five percent stockholders, and respective affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel. Our audit committee will approve only those transactions that it determines are fair to and in the best interests of the Company.

To the best of our knowledge, during the past two fiscal years, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $[•], and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our Common Stock and preferred stock, certain provisions of our certificate of incorporation and our bylaws and applicable law. This summary does not purport to be complete and is qualified in its entirety by the provisions of certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement and are incorporated by reference to our registration statement, of which this prospectus forms a part.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares consisting of 90,000,000 shares of Common Stock, par value $0.00001 per share. and 10,000,000 shares of preferred stock, par value $0.00001 per share.

Common Stock

As of June 30, 2024, there were 10,532,405 shares of Common Stock issued and outstanding, [•] shares of Common Stock issuable upon exercise of outstanding warrants, and 875,000 shares of Common Stock issuable upon exercise of outstanding stock options. In addition, there were [•] shares of common stock issuable upon conversion of the outstanding convertible notes and interest thereon issued in the Bridge Financing transaction.

Under the terms of our certificate of incorporation, holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as our Board of Directors from time to time may determine. Our Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our Common Stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our Board of Directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of Common Stock. The issuance of our preferred stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action.] As of December 31, 2023, there were no shares of Preferred Stock outstanding.

Options

As of June 30, 2024, we had stock options for 875,000 common shares outstanding, exercisable at $1.00 per share.

Warrants

As of June 30, 2024, we had common stock purchase warrants for [*] common shares outstanding, exercisable at $[*] per share.

Senior Convertible Notes

As of June 30, 2024, we had $945,000 secured convertible notes, convertible into [*] shares of common stock.

Conversion Rate	Denomination	Outstanding Principal (in USD)	Interest Rate	Default Rate	Maturity Date
$[*] per share	US$	$945,000	6% p.a.	6% p.a.	Between 8/23/25 and 6/14/26

On June 12, 2023 we entered into a Placement Agent’s Agreement with Network 1 Financial Securities, Inc., a licensed broker/dealer, for a bridge financing transaction, for the placement of up to $2,000,000 senior convertible debentures, on a best-efforts basis. The debentures will carry interest of 6% per year, mature in 24 months, and will be convertible, together with interest accrued thereon, at the option of the holder into the Company’s stock in the event of a public offering of the Company’s stock, at a 25% discount to the offering price in such an event (the “Event”). Investors who participate in the debenture offering receive stock purchase warrants at the rate of ½ warrant for every Dollar invested, divided by the offering price. The warrants may be exercised at the offering price in the Event and expire 3 years after issuance. At June 30, 2024, a total $945,000 of such convertible notes have been placed.

Registration Rights

The secured convertible notes and the warrants issued in connection with the convertible notes have registration rights.

DESCRIPTION OF SECURITIES WE ARE OFFERING

Shares Offered Hereby

We are offering Shares. Each Share has an assumed offering price of $[*].

Common Stock

The material terms and provisions of our Common Stock and each other class of our securities which qualifies or limits our Common Stock are described under the caption “Description of Capital Stock” in this prospectus.

Representative’s Warrants

Anti-Takeover Provisions of Delaware Law and Our Charter Documents

Section 203 of the Delaware General Corporation Law (“DGCL”)

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•        before such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•        upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•        any merger or consolidation involving the corporation and the interested stockholder;

•        any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•        subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•        any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•        the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Exchange Listing

We intend to apply to list our Common Stock on the Nasdaq Capital Market under the trading symbol “[*]”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Vstock Transfer LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our Common Stock. Future sales of substantial amounts of our Common Stock in the public market following this offering, or the possibility of such sales occurring, could adversely affect prevailing market prices and could impair our ability to raise capital through the offering of equity securities.

Based on the number of shares of Common Stock outstanding as of [•], upon the completion of this offering, we will have a total of shares of Common Stock outstanding, assuming an initial public offering price of $[•] per Share and assuming no exercise by the representative of the underwriters of its over-allotment option to purchase additional shares of Common Stock and/or Warrants and no exercise of outstanding options or warrants to purchase shares of Common Stock and/or Warrants. All of the shares sold in this offering will be freely tradable unless held by our “affiliates”, as defined in Rule 144 under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 701 promulgated under the Securities Act, the shares of Common Stock sold in this offering will be available for sale in the public market as follows:

•        all the shares of Common Stock sold in this offering will be eligible for immediate sale upon the closing of this offering; and

•        common shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject, in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, persons (or persons whose shares are required to be aggregated) who have beneficially owned shares of our Common Stock for at least six months, and any affiliate of ours who owns shares of our Common Stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell those shares, subject only to the availability of current public information about us and provided that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has held our shares for at least one year, such person can resell such shares under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company and current public information requirements.

Affiliates

Any person (or persons whose shares are required to be aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be subject to the restrictions described above. Additionally, such person would be subject to additional restrictions, pursuant to which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•        1% of the number of shares of Common Stock then outstanding, which will equal approximately immediately after this offering, based on the number of shares outstanding as of, [*] and assuming no exercise by the representative of the underwriters of its over-allotment option to purchase additional shares of Common Stock and/or Warrants and no outstanding options or warrants; or

•        the average weekly trading volume of our shares of Common Stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Under Rule 701 under the Securities Act, shares of our Common Stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

•        persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•        our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Notwithstanding the foregoing, all our Rule 701 shares are subject to lock-up agreements as described below and, in the section, titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the underwriter, it will not, for a period of 180 days after the date of this prospectus (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

Furthermore, each of our directors and executive officers, and our existing beneficial owners of 5% or more of the outstanding shares of our Common Stock will enter into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our Common Stock and securities that are substantially similar to our common stock. These restrictions also apply to any Common Stock acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.

UNDERWRITING

Network 1 Financial Securities Inc. is acting as the sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, the underwriters named below, through the Representative, have severally agreed to purchase, and we have agreed to sell to the underwriters, the following respective number of Shares set forth opposite the underwriter’s name.

Underwriters	Number of Shares

Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative” or “[•],” respectively. The underwriters are offering the Shares subject to their acceptance of the Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Shares offered by this prospectus if any such Shares are taken. However, the underwriters are not required to take or pay for the shares of Common Stock and/or Warrants covered by the representative’s over-allotment option described below.

The underwriters initially propose to offer part of the Shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $[•] per Share under the public offering price. After the initial offering of the Shares, the offering price and other selling terms may from time to time be varied by the representative.

Over-Allotment Option

We have granted to the representative an option, exercisable for [•] days from the date of this prospectus, to purchase up to an additional [•] shares of Common Stock at a price of $[•] per share less underwriting discounts and commissions. The representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Shares offered by this prospectus.

Discount, Commissions and Reimbursements

The following table shows the per Share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the representative’s option to purchase up to additional shares of Common Stock and/or Warrants.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay the representative out-of-pocket accountable expenses, including legal fees and disbursements, up to a maximum amount of $100,000. If the offering is not consummated, then the maximum amount we will pay with respect to [•] external counsel legal costs is $[•]. We have paid $35,000 to the representative as an advance to be applied towards reasonable out-of-pocket expenses (which we refer to as the Advance). Any portion of the Advance shall be returned back to us to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). Additionally, we agreed to provide 10% of the gross proceeds of the offering to the representative for non-accountable expense.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximate $300,000.

Representative’s Warrants

In addition, we have agreed to issue warrants to the representative or its designees, upon the closing of this offering, which entitle it to purchase [*]% of the total number of Shares being sold in this offering, including Shares issued upon exercise of representative’s over-allotment option (the “Representative’s Warrants”). The exercise price of the warrants is equal to [*]% of the offering price of the Shares offered hereby. The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the five-year period after the date of the closing. The Representative’s Warrants and the shares of Common Stock underlying the Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative’s Warrants may not be sold, transferred, assigned, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities for a period of 180 days following the effective date of the registration for this offering, except that they may be assigned, in whole or in part, to any officer or partner of the representative, and to members of the underwriting syndicate or selling group (or to officers or partners thereof), or as otherwise permitted, in compliance with FINRA Rule 5110(e)(2). The Representative’s Warrants will provide for cashless exercise and contain provisions for one demand registration of the sale of the underlying shares of Common Stock at our expense and unlimited “piggyback” registration rights for a period of five (5) years after the closing at our expense. We will bear all fees and expenses attendant to registering the shares issuable upon exercise of the Representative’s Warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or our recapitalization, reorganization, merger, or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of shares at a price below the warrant exercise price.

Other than the underwriting agreement, the underwriters have had no material relationship with us or any of our affiliates and have not owned any of our securities prior to this offering.

Determination of Offering Price

Before this offering, there has been no public market for our Common Stock. Accordingly, the public offering price will be negotiated between us and the Representative. Among the factors to be considered in these negotiations are:

•        the information set forth in this prospectus and otherwise available to the underwriters;

•        the prospects for our Company and the industry in which we operate;

•        an assessment of our management;

•        our past and present financial and operating performance;

•        our prospects for future earnings;

•        financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;

•        the prevailing conditions of United States securities markets at the time of this offering; and

•        other factors deemed relevant.

Neither we nor [*]can assure investors that an active trading market will develop for shares of our Common Stock, or that the shares will trade in the public market at or above the initial public offering price.

Lock-up Agreements

The Company, on behalf of itself and any successor entity and each of our officers, directors, and significant shareholders, agrees that, without the prior written consent of the underwriter, it will not, for a period of 180 days after the date of this prospectus (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

Furthermore, each of our directors and executive officers, and our existing beneficial owners of 5% or more of the outstanding shares of our Common Stock will enter into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our Common Stock and securities that are substantially similar to our common stock. These restrictions also apply to any Common Stock acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.

Tail Period

In the event that this offering is not consummated by the underwriters as contemplated herein, the Company agrees to pay to [*]a cash fee equal to [*]% of the gross proceeds received by the Company from the sale of securities by any investor actually introduced by [*]to the Company during the period beginning on [*]and ending on the earlier of (i) [*], or (ii) the final closing, if any, of the Offering (the “Engagement Period”) (a “Tail Financing”) and such Tail Financing is consummated during the Engagement Period or within twelve (12) month period following the expiration of the Engagement Period, provided that such financing is by a party actually introduced to the Company in an offering in which we have direct knowledge of such party’s participation.

Right of First Refusal

Until [twelve (12) months] from the closing date of this offering, the representative shall have an irrevocable right of first refusal, in its sole discretion, to act as sole investment banker, sole book-runner, and/or sole placement agent, for all each and every future public and private equity and debt offerings, including all equity-linked financings (each, a “Subject Transaction”). The representative will have the sole right to determine whether or not any other broker-dealer will have the right to participate in any such offering and the economic terms of any such participation. We agreed not to retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a subject transaction without the express written consent of the representative. The Company has a right of termination for cause, and the exercise of its right of termination for cause eliminates any obligations with respect to the payment of any termination fee or provision of any right of first refusal.

Stabilization, Short Positions, and Penalty Bids

The underwriters may engage in stabilizing transactions for the purpose of pegging, fixing, or maintaining the price of our Common Stock. Stabilizing transactions permit bids to purchase the underlying Common Stock so long as the stabilizing bids do not exceed a specific maximum. These stabilizing transactions may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of our Common Stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that stabilizing transactions may have on the price of our Common Stock. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters also may engage in passive market-making transactions in accordance with Regulation M. In general, a passive market maker must display its bid at a price, not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these transactions or that any transactions, once commenced will not be discontinued without notice.

Electronic Offer, Sale, and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of our Shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part.

The underwriters do not expect to sell more than [*]% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Nasdaq Listing

We plan to apply to have our shares of our Common Stock approved for listing on the Nasdaq Capital Market under the symbol ‘‘[*]”. We will not proceed with this offering in the event our Common Stock are not approved for listing on Nasdaq.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain civil liabilities arising under the Securities Act or to contribute to payments that the underwriters may be required to make for these liabilities.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Lucosky Brookman LLP. VCL Law LLP is acting as counsel for the underwriters with respect to the offering.

EXPERTS

The financial statements of NSI as of December 31, 2023 and December 31, 2022 and for each of the years then ended have been audited by Rosenberg Rich Baker Berman, P.A., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in this prospectus and registration statement in reliance upon the report (which includes an explanatory paragraph relating to our ability to continue as a going concern) appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our securities, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. You may inspect the registration statement and its exhibits and schedules and other information without charge at the website maintained by the SEC. The address of this site is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at [*]. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
NeuroSpectrum Insights, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of NeuroSpectrum Insights., Inc. (f/k/a Autism Diagnostic Technologies, Inc., or the “Company’’) as of December 31, 2023 and 2022, and the related statements of income, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not yet derived any revenue and has negative working capital. Management’s evaluation of the events and conditions and management’s plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Stock-Based Compensation

We identified the audit of stock-based compensation as a critical audit matter due to significance of the assumptions underlying the 409A valuation in determining the value of the Company’s common stock, including management judgments involved in estimating discounted cash flows, evaluation of market conditions and volatility, discounts for lack of marketability, and other valuation assumptions including Black-Scholes model inputs.

•        We obtained an understanding and evaluated the design of the controls over the valuation of common stock and stock-based compensation, including the assessment of the expertise and independence of the Company’s outside specialist.

•        We performed a detailed analysis of the 409A valuation performed by the Company’s outside specialist, and critically evaluated valuation assumptions related to expected cash flows, discounts utilized, consideration of comparable companies and historical volatilities of those entities and other market indicators.

•        We tested the mathematical accuracy of the calculations and evaluated significant assumptions and the underlying data used by the Company by performing procedures to test the valuation computations, including the period from the valuation date to the back solve date.

•        We used experienced personnel with extensive and specific knowledge in this area perform audit procedures and to evaluate the expertise, valuation assumptions and methodologies utilized by professionals engaged by the Company with specialized skills and knowledge, and critically evaluated management’s accounting compliance and assumptions used in the valuations.

Warrants and Embedded Derivatives

We identified the audit of warrants and embedded derivatives as a critical audit matter due to the complexity of the accounting involved, management’s significant assumptions in estimating fair value, and other valuation assumptions including Black-Scholes model inputs.

•        We evaluated the Company’s accounting for complex debt and accounting instruments, including the consistency and relevance of the application of the accounting standards that govern such instruments.

•        We critically evaluated significant fair value estimates and related valuation assumptions related to management’s assumptions, particularly those related to the 409A valuation, exercise price contingencies and expectations of timing and value for a future initial public offering price.

•        We tested the mathematical accuracy of the fair value calculations based on the significant assumptions and the underlying data used by the Company.

•        We used experienced personnel with extensive and specific knowledge in complex debt and equity instruments to perform audit procedures and critically evaluated management’s accounting compliance and assumptions used in the valuations.

We have served as the Company’s auditor since 2019.

Somerset, New Jersey
July 3, 2024

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets
Current Assets
Cash and cash equivalents	$305,713	$93,404
Prepaid expenses	20,000	—
Total Current Assets	325,713	93,404

Other Assets
Intangible assets, net of $10,236 and $8,530 accumulated amortization	20,472	22,178
Total Assets	$346,185	$115,582

Liabilities and Stockholders’ Equity
Accounts payable	$9,458	$6,494
Accrued expenses – Related Parties	855,250	1,142,500
Accrued expenses – Other	18,500	—
Accrued interest – Related Parties	12,458	6,246
Accrued interest – Other	10,137	1,332
Liability for stock to be issued	23,075	—
Liability for warrants issued	26,510	—
Derivative liability for note conversion feature	52,994	—
Notes payable	125,000	125,000
Total Current Liabilities	1,133,382	1,281,572

Convertible notes payable (net of debt discount)	311,172	—
Total Liabilities	1,444,554	1,281,572

Commitments and Contingencies (Notes 4 and 8)	—	—

Stockholders’ Equity
Preferred Stock, par value $0.00001, 10,000,000 shares authorized, none issued	—	—
Common Stock, par value $0.00001, 90,000,000 shares authorized, 9,652,655 and 8,945,905 shares issued and outstanding	96	89
Additional paid-in capital	1,401,326	545,707
Retained Deficit	(2,499,791)	(1,711,786)
Total Stockholders’ Equity	(1,098,369)	(1,165,990)
Total Liabilities and Stockholders’ Equity	$346,185	$115,582

The accompanying notes are an integral part of the financial statements.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Operating Expenses
Personnel expenses	$200,000	$200,000
Stock-based compensation	282,452	6,827
Professional and outside services	141,537	87,407
General and administrative expenses – other	15,925	684
Product development expenses	139,152	58,818
Amortization expense	1,706	1,706
Total Operating Expenses	780,772	355,442

Loss from Operations	(780,772)	(355,442)

Other Income (Expense)
Interest expense	(29,808)	(7,578)
Change in fair value derivative liabilities	22,575	—
Total Other Income (Expense)	(7,233)	(7,578)

Loss before provision of income taxes	(788,005)	(363,020)
Provision for income taxes	—	—
Net Loss	$(788,005)	$(363,020)

Loss per share, basic and diluted	$(0.08)	$(0.04)
Weighted average number of shares outstanding during the period	9,445,792	8,945,905

The accompanying notes are an integral part of the financial statements.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Equity
	Shares	Amount
Balances at December 31, 2021	8,945,905	$89	$538,880	$(1,348,766)	$(809,797)
Stock options and warrants issued for services	—	—	6,827	—	6,827
Net Loss for the year ended December 31, 2022	—	—	—	(363,020)	(363,020)
Balances at December 31, 2022	8,945,905	$89	$545,707	$(1,711,786)	$(1,165,990)
Issuance of common stock for services	135,500	1	125,065	—	125,066
Stock options issued for services	—	—	159,310	—	159,310
Accrued salaries and fees converted into common shares	571,250	6	571,244	—	571,250
Net Loss for the year ended December 31, 2023	—	—	—	(788,005)	(788,005)
Balances at December 31, 2023	9,652,655	$96	$1,401,326	$(2,499,791)	$(1,098,369)

The accompanying notes are an integral part of the financial statements.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Cash Flows from Operating Activities
Net Loss	$(788,005)	$(363,020)
Adjustments to reconcile net loss to net cash used by operating activities
Amortization	16,497	1,706
Issuance of stock and stock options for services	284,376	6,827
Change in fair value derivative liabilities	(22,575)	—
Increase in prepaid expenses	(20,000)	—
Increase in liability for stock to be issued	23,075	—
Increase (Decrease) in accounts payable and accruals	320,481	295,872
Net Cash Used by Operating Activities	(186,151)	(58,615)

Cash Flows from Financing Activities
Proceeds from issuance of promissory notes	458,000	125,000
Cash paid for debt financing	(59,540)	—
Net Cash provided by Financing Activities	398,460	125,000

Net Increase in Cash and Cash Equivalents	212,309	66,385
Cash and Cash Equivalents at Beginning of Year	93,404	27,019
Cash and Cash Equivalents at End of Year	$305,713	$93,404

Supplemental Disclosure of Cash Flow Information:

Cash Paid for:
Interest	$—	$—
Income Taxes	$—	$—

Non-cash Financing Activities:
Warrants issued as debt discount	$42,513	$—
Derivative conversion feature	$59,566	$—
Stock issued in settlement of liabilities	$571,250	$—

The accompanying notes are an integral part of the financial statements.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

NeuroSpectrum Insights, Inc. (the “Company”, “We”, or “Us”) was incorporated as a Delaware corporation on January 20, 2016 as Autism Diagnostic Technologies, Inc. On January 31, 2024 we changed the Company’s name to NeuroSpectrum Insights, Inc.

Business

We are in the business of commercializing a late stage development medical diagnostic technology that has the potential of significantly facilitating, and enhancing the accuracy of, the diagnosis of certain neuro-disabling diseases. To that extent we plan, upon successful conclusion of our current efforts to raise new equity capital, to finalize the preparation of our application for FDA clearance, and bring to market this new diagnostic technology for early detection of autism.

This technology assists in the diagnosis of neuro-disabling diseases through the use of advanced three-dimensional (“3D”) brain mapping technology. Currently we are focused on developing this technology in order to provide a first of its kind diagnostic tool for autism in order to reduce the time for diagnosis to ensure the earliest possible intervention. Based on the application of the algorithms on more than 1,000 MRI scans conducted by the University of Louisville our diagnostic software technology can diagnose Autism in infants, some as young as six months old, at 90%+ rate of accuracy. The technology was developed with the help of physicians at the University of Louisville and is compatible with existing MRI scan imagery. Our software measures the thickness of Cerebral White Matter (CWM) gyrification and analyzes and classifies the shape of the brain based on this measurement.

Cash Equivalents

Cash and all highly liquid investments with an original maturity of three months or less from the date of purchase, including money market mutual funds, short-term time deposits, and certain government agency and corporate obligations, are classified as cash and cash equivalents. The Company had no cash equivalents at December 31, 2023 or December 31, 2022.

Long-Lived Assets

The Company assesses the valuation of components of its long-lived assets whenever events or circumstances dictate that the carrying value might not be recoverable. The Company bases its evaluation on indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such factors indicate that the carrying amount of an asset or asset group may not be recoverable, the Company determines whether impairment has occurred by analyzing an estimate of undiscounted future cash flows at the lowest level for which identifiable cash flows exist. If the estimate of undiscounted cash flows during the estimated useful life of the asset is less than the carrying value of the asset, the Company recognizes a loss for the difference between the carrying value of the asset and its estimated fair value, generally measured by the present value of the estimated cash flows.

Intangible Assets

The Company amortizes its intangible assets on a straight line over the estimated useful life of the assets and assesses the valuation of such assets whenever events or circumstances dictate that the carrying value might not be recoverable. At December 31, 2023, the Company’s only intangible asset is a license for the use of certain proprietary technology (see Note 2). The expected future cash flows associated with this asset are dependent on the Company’s ability to reimburse the technology owner for prosecution and/or maintenance costs under the license arrangement, which the Company has been able to accomplish since inception.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Derivative Liabilities

The Company issued convertible notes accompanied by stock purchase warrants.

Accounting treatment of the Warrants:

We determined that the Warrants should be classified as a liability instrument in accordance with ASC 480 since they contain a potentially applicable put option which, if exercised would oblige the Company to redeem the warrants at their fair value as measured at the time of a defined future event. As such we measure them at their fair value on the issuance date, which we chose to be determined by applying the Black Scholes valuation model.

Accounting treatment of the conversion feature of the Convertible Notes:

We separated the conversion feature from the notes as a separate liability in accordance with ASC 815 (bifurcation of an embedded derivative conversion feature due to the indeterminate number of shares upon conversion), measured at their fair value on the issuance date of the notes, and determined by applying the Black Scholes valuation model.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued and are recognized over the employees required service period, which is generally the vesting period. The Company recognizes forfeitures as they occur.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 —

Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices.

Level 2 —

Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 —

Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss carryforwards. The carrying amounts of deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more-likely-than-not recognition threshold. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses, the duration of statutory carryforward periods, and tax planning alternatives. The Company assesses the likelihood that uncertain tax positions will be accepted by the applicable taxing authority based on the technical merits of the position. Tax positions meeting the more-likely-than-not recognition threshold are measured and recognized in the financial statements at the largest amount of benefit that has a greater than 50% likelihood of being realized upon measurement of a tax position taken in a prior annual period, including interest and penalties, and are recognized during the period in which the change occurs. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes. For the years ended December 31, 2023 and 2022, we did not have any interest and penalties or any significant unrecognized uncertain tax positions. The Company’s tax years since 2020 are subject to examination. The Company recognizes accrued interest and penalties related to the unrecognized tax benefits in operating expenses.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

From time to time, new accounting pronouncements are issued that we adopt as of the specified effective date. We believe that the impact of recently issued standards that are not yet effective may have an impact on our results of operations and financial position.

On August 5, 2020, the FASB issued Accounting Standards Update (ASU) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU’s amendments are effective for public business entities that are not smaller reporting companies for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company chose to early adopt this guidance in 2022. The adoption had a significant effect, as it eliminated the recognition of beneficial conversion features.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), and related amendments which sets standards for the accounting treatment of leases and which the Company adopted in 2022. The guidance is effective for non-public companies on January 1, 2022. The Company has determined that the adoption of this guidance had no impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 amends the guidance on the impairment of financial instruments. This update adds an impairment model (known as the current expected credit losses model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes, as an allowance, its estimate of expected credit losses. In

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). ASU 2019-10 changes the effective date of the credit loss standard (ASU 2016-13) to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for smaller reporting companies. Further, the ASU clarifies that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. The Company has determined that the adoption of this guidance has no impact on its financial statements.

Income (loss) per share

Basic earnings (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the respective period presented in our accompanying financial statements.

Common shares related to warrants, stock options, and convertible debt which, if exercised, would have an anti-dilutive effect on earnings per share, but in view of the Company’s net loss position with respect to the reporting periods have not been included in computing diluted earnings per share. Anti-dilutive securities not included in net loss per share calculations for the periods presented include:

	December 31, 2023	December 31, 2022
Warrants issued to Officer	50,000	100,000
Warrants issued with private equity placements	286,313	286,313
Warrants issuable with Debt Financing (computed per ASC 260 based on the value of the Company’s common stock at December 31, 2023, i.e. $0.923)	330,805	—
Stock Options	875,000	325,000

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern

The Company has not yet derived any revenues, and at December 31, 2023 had a working capital deficit of $807,669. In view of these conditions there is substantial doubt about the ability of the Company to continue as a going concern through at least July 2025. Realization of the Company’s business plans is dependent upon the successful conclusion of currently planned public offering of its stock. Should the Company be unable to raise the desired amount of capital with such offering or through alternate funding sources, its operating plans will be limited to the amount of capital that it can access which may not be enough to continue as a going concern. These financial statements do not give effect to any adjustments which will be necessary should the Company be unable to continue as a going concern.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2023 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events” through July 3, 2024, which is the date the financial statements were issued.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

2.      INTANGIBLE ASSETS

The patents, copyrights, and intellectual property rights to the technology that we seek to commercialize are owned by the University of Louisville Research Foundation Inc. (the “Research Foundation”). The Company was granted an exclusive worldwide license pursuant to an “Exclusive Agreement” dated January 31, 2017 which is valid through the expiration date of the last granted patent and can be terminated only upon occurrence of an uncured violation by the Company of the contract terms. The agreement, among other, obliges the Company to (1) pay royalties on income from the licensed products during the term of the agreement, (2) a 30% fee on non-royalty income from sub-licensing, (3) reimbursement of certain expenses originally aggregating $34,273, of which $4,500 were subsequently waived, payable in installments until October 2019 (the entire amount has been paid as of September 30, 2019), (4) adherence to certain milestone criteria for the raising of capital and submission of the product for FDA clearance and (5) imposes ongoing reporting and disclosure requirements. The agreement furthermore called for issuance of a total 4,782,609 common shares (the “Foundation Shares”) to the Research Foundation and the four inventors of the patented technology. We capitalized the license on our books at $30,708 consisting of the above $29,773 net expenses plus the value assigned to the Foundation Shares, to be amortized over the estimated remaining life of the license, presently calculated at 18 years, on a straight-line basis. For the year ended December 31, 2022 we recognized $1,706 in amortization expense. For the year ended December 31, 2023 we recognized $1,706 in amortization expense.

Scheduled amortization over the next five years and thereafter is as follows:

For the periods ending December 31,
2024	$1,706
2025	1,706
2026	1,706
2027	1,706
2028	1,706
Thereafter	11,942
Total	$20,472

Licensed Patents:

1.      U.S. Patent No. 9,230,321, “Computer Aided Diagnostic System Incorporating 3D Shape Analysis of the Brain for Identifying Developmental Brain Disorders,” issued Jan. 5, 2016 from U.S. Patent App. No. 13/834,231 (ULRF Ref. 11064-02), which claims priority to U.S.

2.      Provisional Patent App. No. 61/617,869, filed Mar. 30, 2012 (ULRF Ref. 11064-01, -02) 2. U.S. Patent App. No. 15/233,671, “Computer Aided Diagnostic System for Mapping of Brain Images,” filed Jul. 29, 2016 (ULRF Ref. 13098-03), which claims priority to U.S. Provisional Patent App. No. 62/198,169, filed Jul. 29, 2015 (ULRF Ref. 13098-02, -03). On October 31, 2018 we received a Notice of Allowance from the U.S. Patent and Trademark Office on the U.S. Patent App No. 15/233,671. On April 16, 2019, the U.S. Patent and Trademark Office issued Patent No. 10262414.

Royalties and License Payments:

Pursuant to the Research Foundation License Agreement, as amended, we agreed to hit certain progress milestones set out in the exhibits to the agreement:

•        By September 1, 2024, we would complete verification and validation of software for implementation of the technology in a Licensed Product

•        By November 1, 2024, we would submit an application to the United States Food and Drug Administration (“FDA”) to obtain 501(k), PMA or other clearance to market and sell Licensed Products in the United States

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

2.      INTANGIBLE ASSETS (cont.)

•        Within 12 months of receiving FDA approval and by no later than February 1, 2026, whichever occurs first, we would make a first sale in the United States

•        After the first sale, and throughout the remainder of the length of the license, we would sell at least one product every 6 months.

We will pay the Research Foundation 5% of our Net Sales for all license products sold during the term of the license, and 30% of any sublicensing income. If the total amount paid to the Research Foundation through the percentage of net sales in any year is less than the agreed upon annual minimum payment, we pay the Research Foundation the difference between the compensation provided and such minimum. For the year in which the first sale of our product occurs (= “Year 1”), the minimum is $25,000, for Years 2 and 3, the annual minimum is $75,000, and for any year thereafter, the annual minimum is $150,000. Furthermore, the amended license agreement calls for milestone payments of $5,000 on December 1, 2024 and on May 21, 2025.

3.      RELATIONSHIP WITH ACADEMIC TECHNOLOGY VENTURES, INC.

Academic Technology Ventures, Inc. (“ATV”) is a startup venture investment firm specializing in bringing technologies developed in academia, to market. ATV negotiated a license agreement for the autism diagnostic technology developed by the University of Louisville on behalf of the Company, which they founded for the purpose of commercializing the technology.

When founding the Company, ATV retained shares in the name of three of its executives. They caused shares to be issued to the Research Foundation and, individually, to four named inventors of the technology, in accordance with the license agreement. The Company has no contractual, financial or commercial relationship with ATV, notwithstanding the fact that certain ATV executives are major shareholders of the Company and directors of the Company.

4.      DEBT TRANSACTIONS

In March 2022 we issued three promissory notes to the chief executive officer and a director of the Company and a major shareholder, in exchange of $125,000 in cash. The notes carry interest at the rate of 8% and were originally due on December 31, 2022, and have since been extended to June 30, 2024.

On June 12, 2023 we entered into a Placement Agent’s Agreement with Network 1 Financial Securities, Inc., a licensed broker/dealer (“Network 1”), for a bridge financing transaction, for the placement of up to $600,000 senior convertible debentures, on a best-efforts basis (amended in October 2024 to increase the financing limit to $2,000,000). The debentures carry interest of 6% per year, mature in 24 months, and will automatically convert into the Company’s stock in the event of a public offering of the Company’s stock, at a 25% discount to the offering price in such an event (the “Event”). Investors who participate in the debenture offering receive stock purchase warrants at the rate of 0.5 warrants for every share issued upon conversion of the notes. The warrants may be exercised at the debt conversion price in the Event and expire 3 years after issuance. At December 31, 2023, a total $458,000 of such convertible notes have been placed.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

4.      DEBT TRANSACTIONS (cont.)

Debt:

	Maturities	Interest Rate	Total Face Value as of December 31, 2023
Promissory notes	2024	8%	$125,000
Convertible notes	2025	6%	$458,000

Convertible notes payable

During the year 2023 the Company issued $458,000 secured convertible notes, bearing interest at the annualized rate of 6% and mature 2 years after issuance.

The convertible notes carry a conversion feature by which upon successful conclusion of an IPO the notes and accrued interest automatically convert into common shares at a conversion price at a 25% discount to the IPO offering price, or at $2.00 if no IPO occurs.

In connection with the issuance of the convertible notes the Company issued stock purchase warrants, the terms of which call for one half warrant to be issued for every share issued upon conversion of the convertible notes. The warrants are exercisable during three years at the conversion price.

The warrants have been accounted for as liabilities in accordance with ASC 480 due to the contingent put option. The conversion feature has been accounted for as a derivative liability in accordance with ASC 815. In conjunction with the issuance of the convertible notes, the Company incurred placement fees at 13% of the financing in 2023, or $59,540. The Company recognized these debt issuance costs, as well as the fair value of the warrants and derivative conversion feature as a debt discount valued at $161,619.

Convertible notes consisted of the following:

	Maturities (calendar year)	Interest Rate	December 31, 2023
2023 issuances, total face value	2025	6%	$458,000
Unamortized debt discount			(146,828)
Carrying value			$311,172

Interest incurred for the years ended December 31, 2023 and 2022 was $29,808 and $7,578, respectively (including $14,791 and $0, respectively, from amortization of debt discount).

Derivative and Warrant Liabilities

ASC 815 requires us to assess the fair value of the liabilities at the end of each accounting period and recognize the change in the fair market value as income or expense. The Company determined our derivative liability to be a Level 3 fair value measurement and used the Black Scholes pricing model to calculate the fair value at issuance date and December 31, 2023.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

4.      DEBT TRANSACTIONS (cont.)

Because the number of shares issuable upon conversion of the notes and the number of warrants will not finally be determined until the liquidation event takes place the Company used assumed data for the event for the calculations (see below).

The following table summarizes the assumptions utilized in the probability-weighted Black Scholes model in measuring the derivative liabilities during the year ended December 31, 2023:

	Warrants		Conversion Feature
	Initial Date	December 31, 2023	Initial Date	December 31, 2023
Estimated stock price	$0.923	$0.923	$0.923	$0.923
Expected exercise price	$1.50 – $2.00	$1.50 – $2.00
Expected conversion price			$1.50 – $2.00	$1.50 – $2.00
Weighted probability to occur	70/30%	70/30%	70/30%	70/30%
Expected term	3 years	3 years	2 years	1.78 years
Volatility	65%	65%	65%	65%
Dividend yield	0%	0%	0%	0%
Risk-free interest rate	4.02%	4.23%	4.33%	4.23%
Expected IPO price	$2.00	$2.00	$2.00	$2.00

The stock price was based on a 409A valuation of our stock (see Note 5); volatility used was determined in conjunction with the 409A valuation based on comparable companies in the industry.

Fair Value Measurements

Set out below are the Company’s financial instruments that are required to remeasured at fair value on a recurring basis, and their fair value hierarchy as of December 31, 2023.

December 31, 2023	Level 1	Level 2	Level 3	Carrying Value
Liabilities
Liability – Warrants	$—	$—	$26,510	$26,510
Derivative Liability – Conversion Feature	—	—	52,994	52,994
Total Liabilities	$—	$—	$79,504	$79,504

For the year ended December 31, 2023 the estimated fair value of the liabilities are as follows (fair value measured using significant unobservable inputs (Level 3):

Balance December 31, 2022	$—
Addition of new liability recognized as debt discount – warrants	42,513
Addition of new derivatives recognized as debt discount – conversion feature	59,566
Gain on change of fair value of the derivatives	(22,575)
Balance December 31, 2023	$79,504

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

5.      EQUITY TRANSACTIONS

There were no common share issuances in 2022.

In 2023 we performed a 409A valuation to derive an estimate of common share value which yielded a common share value of $0.923 per share. The valuation was based on two approaches — (1) an income approach based on a discounted cash flow method utilizing a discount rate of 24% , and (2) a market approach based on a market calibration method from the valuation date to the most recent stock sale transaction (back solve date). Then, a discount for lack of marketability of 17.5% was incorporated to arrive at the estimated enterprise value and derive the per share value.

During 2023 we issued 571,250 shares in an agreed-upon conversion at $1 per common share of $401,500 in accrued salaries of certain officers, and $169,750 in accrued consulting fees due a major shareholder. We also issued 135,500 shares to five consultants for services rendered at the 409A valuation per share of $0.923.

6.      RELATED PARTY TRANSACTIONS

During 2022 we incurred $84,000 consulting fees due Yorktown Advisors Inc., a major shareholder, $150,000 salary to our chief executive officer and $50,000 remuneration to our chief financial officer. All of the above-mentioned amounts have been accrued. At December 31, 2022, total such accruals including amounts from prior years are $339,500 due Yorktown, $605,000 due our chief executive officer, and $198,000 due our chief financial officer.

During 2023 we granted 500,000 stock options to certain officers and directors of the Company, exercisable during 3 years (450,000 options) and 5 years (50,000 options). All such options are exercisable at $1.00 per share.

During the second quarter we converted $401,500 in accrued salaries of certain officers, and $169,750 in accrued consulting fees of a major shareholder into 571,000 common shares. At December 31, 2023, total such accruals were $253,750 due Yorktown, $452,500 due our chief executive officer, and $149,000 due our chief financial officer.

Accrued interest on notes payable at December 31, 2023 and December 31, 2022 included $12,458 and $6,246, respectively, due to an officer and a major shareholder.

7.      DEFERRED TAX ASSETS

The Company’s total deferred tax asset and valuation allowance as of December 31, 2023 and December 31, 2022 are as follows:

	2023	2022
Loss per financial statements	$788,005	$363,020
Differences in financial statement and tax accounting for:
Stock-based compensation	(282,452)	(6,827)
Loss adjusted for tax treatment	505,553	356,193
Deferred tax asset	554,013	412,443
Less valuation allowance	(554,013)	(412,443)
Total deferred tax asset, net of valuation allowance	$—	$—

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

7.      DEFERRED TAX ASSETS (cont.)

As of December 31, 2023, the Company had an aggregate net operating loss carryforward(s) to offset future taxable income of approximately $2,083,000. The amount and availability of any net operating loss carryforward(s) will be subject to the limitations set forth in the Internal Revenue Code.

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

	2023	2022
Federal statutory rate on pre-tax book loss	(21)%	(21)%
State tax benefit	(7)%	(7)%
Issuance of equity for services	8%	1%
Change in Valuation Allowance	20%	27%
Effective Income Tax Rate	0%	0%

The Company believes that all its positions taken in tax filings are more likely than not to be sustained upon examination by tax authorities.

8.      RISKS AND UNCERTAINTIES

In order to finalize development of the licensed technology for commercial purpose, submit and obtain FDA clearance for the product, and commence marketing and distribution efforts the Company needs a substantial infusion of working capital. To that extent the Company undertook an offering of convertible debt (see Note 4) to raise sufficient capital to finance ongoing operations, product development, and preparations for FDA submission of our proprietary technology. The latter is planned to occur during the third quarter in 2024. Furthermore, the Company plans to undertake a public offering (the “Offering”) of its stock with the goal of raising up to $7,000,000 in equity capital. There can be no assurance that the Offering will be successful in terms of gaining investor acceptance, and that a sufficient amount of new capital will be raised in the process. If we fail to receive a significant portion of the targeted amount and cannot cover any shortfall from other sources we would experience delays in getting our product to market or could even be forced to ultimately abandon our business plan which would potentially render the license to the technology worthless.

9.      WARRANTS AND OPTIONS

	December 31, 2022			December 31, 2023
	Weighted Average			Weighted Average
	Shares	Exercise Price	Remaining Life	Shares	Exercise Price	Remaining Life
Warrants outstanding at beginning of period	414,091	$1.08	2.4 years	389,091	$1.12	1.5 years
Warrants expired	(25,000)	$0.50		(52,778)	$0.87
Warrants granted	—	—		152,667	$1.50
Warrants outstanding at end of period	389,091	$1.12	1.5 years	488,980	$1.50	1.4 years

The warrants granted in 2023 were granted in connection with the convertible note transactions (see Note 4 “DEBT TRANSACTIONS”). For purpose of calculating the quantity of warrants we used 50% of the quantity of shares issuable upon conversion of the convertible notes which conversion price is based on 75% of the expected IPO price of $2.00.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

9.      WARRANTS AND OPTIONS (cont.)

	December 31, 2022			December 31, 2023
	Weighted Average			Weighted Average
	Shares	Exercise Price	Remaining Life	Shares	Exercise Price	Remaining Life
Options outstanding at beginning of period	425,000	$1.00	2.4 years	325,000	$1.00	2.0 years
Options expired	(100,000)	$1.00
Options granted	—	—		550,000	$1.00
Options outstanding at end of period	325,000	$1.00	2.0 years	875,000	$1.00	2.2 years
Options vested and exercisable	325,000	$1.00		650,000	$1.00

The options were granted for services and were valued utilizing a Black-Scholes valuation model with the following assumptions: share price — $0.923 based on the 409A valuation as of the grant date; volatility — per below; dividends — none; risk-free rate — 3.76% to 4.85%; expected life — 3 to 5 years.

Volatility assumptions used in 2023 were determined in conjunction with the 409A valuation.

10.    SUBSEQUENT EVENTS

On January 31, 2024 we changed the Company’s name to NeuroSpectrum Insights, Inc.

During 2024 we granted 25,000 shares to settle an obligation for services rendered by a consultant, valued at $23,075, and converted accrued salaries and fees of $854,750 into 854,750 shares.

During 2024 we issued additional $302,000 in convertible notes pursuant to the Network 1 financing transactions (see Note 4 “DEBT TRANSACTIONS”) which included 100,667 warrants.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

CONDENSED BALANCE SHEET

June 30, 2024 (Unaudited)
Assets
Current Assets
Cash and cash equivalents	$300,468
Prepaid expenses	20,000
Total Current Assets	320,468

Other Assets
Intangible assets, net of $11,089 and $10,236 accumulated amortization	19,619
Total Assets	$340,087

Liabilities and Stockholders’ Equity
Accounts payable	$4,640
Accrued expenses – Related Parties	135,667
Accrued expenses – Other	47,680
Accrued interest – Related Parties	16,446
Accrued interest – Other	33,665
Liability for stock to be issued	28,000
Liability for warrants issued	68,098
Derivative liability for note conversion feature	74,565
Notes payable	125,000
Total Current Liabilities	533,761

Convertible notes payable (net of debt discount)	709,169
Total Liabilities	1,242,930

Stockholders’ Equity
Preferred Stock, par value $0.00001, 10,000,000 shares authorized, none issued	—
Common Stock, par value $0.00001, 90,000,000 shares authorized, 10,532,405 and 9,652,655 shares issued and outstanding	105
Additional paid-in capital	2,384,374
Retained Deficit	(3,287,322)
Total Stockholders’ Equity	(902,843)
Total Liabilities and Stockholders’ Equity	$340,087

The accompanying notes are an integral part of the financial statements.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

STATEMENTS OF OPERATIONS (Unaudited)

	For the Six Months Ended June 30,
	2024	2023
Operating Expenses
Personnel expenses	$108,333	$100,000
Stock based compensation	46,185	145,600
Professional and outside services	345,304	43,094
General and administrative expenses – other	33,547	1,601
Product development expenses	129,280	72,421
Amortization expense	853	853
Total Operating Expenses	663,502	363,569

Loss from Operations	(663,502)	(363,569)

Other Income (Expense)
Interest expense	(90,450)	(5,000)
Financing and loan origination cost	(33,579)	—
Total Other Income (Expense)	(124,029)	(5,000)

Loss before provision of income taxes	(787,531)	(368,569)
Provision for income taxes	—	—
Net Loss	$(787,531)	$(368,569)

Loss per share, basic and diluted	$(0.08)	$(0.04)
Weighted average number of shares outstanding during the period, basic and diluted	10,378,108	9,234,406

The accompanying notes are an integral part of the financial statements.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Equity
	Shares	Amount
Balances at January 1, 2023	8,945,905	$896	$545,707	$(1,711,786)	$(1,165,990)
Issuance of common stock for services	125,000	1	122,499	—	122,500
Stock options issued for services	—	—	23,100	—	23,100
Accrued salaries and fees converted into common shares	571,250	56	571,244	—	571,250
Net Loss for the six months ended June 30, 2023	—	—	—	(368,569)	(368,569)
Balances at June 30, 2023	9,642,155	$96	$1,262,550	$(2,080,355)	$(817,709)
Balances at January 1, 2024	9,652,655	96	$1,401,326	$(2,499,791)	$(1,098,369)
Issuance of common stock for services	25,000	—	23,075	—	23,075
Accrued salaries converted into common shares	854,750	9	854,741	—	854,750
Stock-based compensation – options	—	—	46,185	—	46,185
Extension of exercise period for 212,313 warrants	—	—	59,046	—	59,046
Net Loss for the six months ended June 30, 2024	—	—	—	(787,531)	(787,531)
Balances at June 30, 2024	10,532,405	$105	$2,384,374	$(3,287,322)	$(902,843)

The accompanying notes are an integral part of the financial statements.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

STATEMENTS OF CASH FLOWS (Unaudited)

	For the Six Months Ended
	June 30, 2024	June 30, 2023
Cash Flows from Operating Activities
Net Loss	$(787,531)	$(368,569)
Adjustments to reconcile net loss to net cash used by operating activities
Amortization of intangible assets	853	853
Amortization of debt discount	62,932	—
Stock-based compensation	46,185	145,600
Modification of warrants	59,046	—
Change in fair value of warrants and derivative liabilities	(25,467)	—
Increase in liability for stock to be issued	28,000	—
Increase (Decrease) in accounts payable and accruals	187,047	142,706
Net Cash Used by Operating Activities	(428,935)	(79,410)

Cash Flows from Financing Activities
Proceeds from issuance of promissory notes	423,690	—
Net Cash provided by Financing Activities	423,690	—

Net Increase in Cash and Cash Equivalents	(5,245)	(79,410)
Cash and Cash Equivalents at Beginning of Year	305,713	93,404
Cash and Cash Equivalents at End of Period	$300,468	$13,994

Supplemental Disclosure of Cash Flow Information:

Cash Paid for:
Interest	$—	$—
Income Taxes	$—	$—

Non-cash Financing Activities:
Stock issued in settlement of liabilities	$877,825	$571,250
Debt discount from warrant and derivative liabilities	$88,625	—

The accompanying notes are an integral part of the financial statements.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

1.      DESCRIPTION OF BUSINESS

Nature of Organization

NeuroSpectrum Insights, Inc. (the “Company”, “We”, or “Us”) was incorporated as a Delaware corporation on January 20, 2016 as Autism Diagnostic Technologies, Inc. On January 31, 2024 we changed the Company’s name to NeuroSpectrum Insights, Inc.

Business

We are in the business of commercializing a late-stage development medical diagnostic technology that has the potential of significantly facilitating, and enhancing the accuracy of, the diagnosis of certain neuro-disabling diseases. To that extent we plan, upon successful conclusion of our current efforts to raise new equity capital, to finalize the preparation of our application for FDA clearance, and bring to market this new diagnostic technology for early detection of autism.

This technology assists in the diagnosis of neuro-disabling diseases through the use of advanced three-dimensional (“3D”) brain mapping technology.

Going Concern

The Company has not yet derived any revenues, and at June 30, 2024 had a working capital deficit of $213,293. In view of these conditions there is substantial doubt about the ability of the Company to continue as a going concern through at least October 2025. Realization of the Company’s business plans is dependent upon the successful conclusion of the currently planned public offering of its stock. Should the Company be unable to raise the desired amount of capital with such offering or through alternate funding sources, its operating plans will be limited to the amount of capital that it can access which may not be enough to continue as a going concern. These financial statements do not give effect to any adjustments which will be necessary should the Company be unable to continue as a going concern.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Therefore, these condensed financial statements should be read in conjunction with the financial statements and notes for the fiscal year ended December 31, 2023. In the opinion of management, such financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary for the fair statement of the financial information included herein in accordance with U.S. GAAP and the rules and regulations of the SEC.

Cash Equivalents

Cash and all highly liquid investments with an original maturity of three months or less from the date of purchase, including money market mutual funds, short-term time deposits, and certain government agency and corporate obligations, are classified as cash and cash equivalents. The Company had no cash equivalents at June 30, 2024 or December 31, 2023.

Long-Lived Assets

The Company assesses the valuation of components of its long-lived assets whenever events or circumstances dictate that the carrying value might not be recoverable. The Company bases its evaluation on indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

and other external market conditions or factors that may be present. If such factors indicate that the carrying amount of an asset or asset group may not be recoverable, the Company determines whether impairment has occurred by analyzing an estimate of undiscounted future cash flows at the lowest level for which identifiable cash flows exist. If the estimate of undiscounted cash flows during the estimated useful life of the asset is less than the carrying value of the asset, the Company recognizes a loss for the difference between the carrying value of the asset and its estimated fair value, generally measured by the present value of the estimated cash flows.

Intangible Assets

The Company amortizes its intangible assets on a straight line over the estimated useful life of the assets and assesses the valuation of such assets whenever events or circumstances dictate that the carrying value might not be recoverable. At June 30, 2024, the Company’s only intangible asset is a license for the use of certain proprietary technology (see Note 2). The expected future cash flows associated with this asset are dependent on the Company’s ability to reimburse the technology owner for prosecution and/or maintenance costs under the license arrangement, which the Company has been able to accomplish since inception.

Derivative Liabilities

The Company issued convertible notes accompanied by stock purchase warrants.

Accounting treatment of the Warrants:

We determined that the Warrants should be classified as a liability instrument in accordance with ASC 480 since they contain a potentially applicable put option which, if exercised would oblige the Company to redeem the warrants at their fair value as measured at the time of a defined future event. As such we measure them at their fair value on the issuance date, which we chose to be determined by applying the Black Scholes valuation model.

Accounting treatment of the conversion feature of the Convertible Notes:

We separated the conversion feature from the notes as a separate liability in accordance with ASC 815 (bifurcation of an embedded derivative conversion feature due to the indeterminate number of shares upon conversion), measured at their fair value on the issuance date of the notes, and determined by applying the Black Scholes valuation model.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued and are recognized over the employees required service period, which is generally the vesting period. The Company recognizes forfeitures as they occur.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 —

Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices.

Level 2 —

Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 —

Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Income Taxes

The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss carryforwards. The carrying amounts of deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more-likely-than-not recognition threshold. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses, the duration of statutory carryforward periods, and tax planning alternatives. The Company assesses the likelihood that uncertain tax positions will be accepted by the applicable taxing authority based on the technical merits of the position. Tax positions meeting the more-likely-than-not recognition threshold are measured and recognized in the financial statements at the largest amount of benefit that has a greater than 50% likelihood of being realized upon measurement of a tax position taken in a prior annual period, including interest and penalties, and are recognized during the period in which the change occurs. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes. For the years ended December 31, 2023 and 2022, we did not have any interest and penalties or any significant unrecognized uncertain tax positions. The Company’s tax years since 2020 are subject to examination. The Company recognizes accrued interest and penalties related to the unrecognized tax benefits in operating expenses.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

From time to time, new accounting pronouncements are issued that we adopt as of the specified effective date. We believe that the impact of recently issued standards that are not yet effective may have an impact on our results of operations and financial position.

In March 2024, the FASB issued ASU 2024-01, (Compensation-Stock Compensation (Topic 718). ASU 2024-01 shows examples how an entity should apply the guidance in ASC 718-10-15-3 to determine whether a profits interest award is within the scope of ASC 718. The guidance in ASU 2024-01 applies to all entities that issue

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

profits interest awards as compensation to employees or nonemployees in exchange for goods or services. The pronouncement is effective for public business entities that are SEC filers in fiscal years beginning after December 15, 2024, and for other entities in fiscal years beginning after December 15, 2025 including interim periods within those fiscal years. We expect the adoption of this standard will not result in any material adjustment to the Company’s financial statements.

On August 5, 2020, the FASB issued Accounting Standards Update (ASU) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU’s amendments are effective for public business entities that are not smaller reporting companies for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company chose to early adopt this guidance in 2022. The adoption had a significant effect, as it eliminated the recognition of beneficial conversion features.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), and related amendments which sets standards for the accounting treatment of leases and which the Company adopted in 2022. The guidance is effective for non-public companies on January 1, 2022. The Company has determined that the adoption of this guidance had no impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 amends the guidance on the impairment of financial instruments. This update adds an impairment model (known as the current expected credit losses model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes, as an allowance, its estimate of expected credit losses. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). ASU 2019-10 changes the effective date of the credit loss standard (ASU 2016-13) to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for smaller reporting companies. Further, the ASU clarifies that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. The Company has determined that the adoption of this guidance has no impact on its financial statements.

Income (loss) per share

Basic earnings (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the respective period presented in our accompanying financial statements.

Common shares related to warrants, stock options, and convertible debt which, if exercised, would have an anti-dilutive effect on earnings per share, but in view of the Company’s net loss position with respect to the reporting periods have not been included in computing diluted earnings per share. Anti-dilutive securities not included in net loss per share calculations for the periods presented include:

June 30, 2024
Warrants issued to Officer	50,000
Warrants issued with private equity placements	286,313
Warrants issuable with Debt Financing (computed per ASC 260 based on the value of the Company’s common stock at December 31, 2023, i.e. $0.923)	682,556
Stock Options	875,000

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its June 30, 2024 balance sheet date and, in accordance with FASB ASC 855-10-50, “Subsequent Events” through August 21, 2024, which is the date the financial statements were issued.

3.      INTANGIBLE ASSETS

The patents, copyrights, and intellectual property rights to the technology that we seek to commercialize are owned by the University of Louisville Research Foundation Inc. (the “Research Foundation”). The Company was granted an exclusive worldwide license pursuant to an “Exclusive Agreement” dated January 31, 2017 which is valid through the expiration date of the last granted patent and can be terminated only upon occurrence of an uncured violation by the Company of the contract terms. The agreement, among other, obliges the Company to (1) pay royalties on income from the licensed products during the term of the agreement, (2) a 30% fee on non-royalty income from sub-licensing, (3) reimbursement of certain expenses originally aggregating $34,273, of which $4,500 were subsequently waived, payable in installments until October 2019 (the entire amount has been paid as of September 30, 2019), (4) adherence to certain milestone criteria for the raising of capital and submission of the product for FDA clearance and (5) imposes ongoing reporting and disclosure requirements. The agreement furthermore called for issuance of a total 4,782,609 common shares (the “Foundation Shares”) to the Research Foundation and the four inventors of the patented technology. We capitalized the license on our books at $30,708 consisting of the above $29,773 net expenses plus the value assigned to the Foundation Shares, to be amortized over the estimated remaining life of the license, presently calculated at 18 years, on a straight-line basis. For the year ended December 31, 2022 we recognized $1,706 in amortization expense. For the year ended December 31, 2023 we recognized $1,706 in amortization expense. At June 30, 2023 and June 30, 2024 we recognized $853 each in amortization expense.

Scheduled amortization over the next five years and thereafter is as follows:

For the periods ending December 31,
2024 remaining	$853
2025	1,706
2026	1,706
2027	1,706
2028	1,706
Thereafter	11,942
Total	$19,619

4.      DEBT TRANSACTIONS

In March 2022 we issued three promissory notes to the chief executive officer and a director of the Company and a major shareholder, in exchange of $125,000 in cash. The notes carry interest at the rate of 8% and were originally due on December 31, 2022, and have since been extended to June 30, 2024. At the time of these financial statements are released the Company is in negotiations with the lenders to extend the maturity of the notes to March 31, 2025.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

4.      DEBT TRANSACTIONS (cont.)

On June 12, 2023 we entered into a Placement Agent’s Agreement with Network 1 Financial Securities, Inc., a licensed broker/dealer (“Network 1”), for a bridge financing transaction, for the placement of up to $600,000 senior convertible debentures, on a best-efforts basis (amended subsequently to increase the financing limit to $2,000,000 – see Note 8). The debentures carry interest of 6% per year, mature in 24 months, and will automatically convert into the Company’s stock in the event of a public offering of the Company’s stock, at a 25% discount to the offering price in such an event (the “Event”). Investors who participate in the debenture offering receive stock purchase warrants at the rate of 0.5 warrants for every share issued upon conversion of the notes. The warrants may be exercised at the debt conversion price in the Event and expire 3 years after issuance. At June 30, 2024, a total $945,000 of such convertible notes have been placed.

Debt:	Maturities	Interest Rate	Total Face Value as of June 30, 2024
Promissory notes	2024	8%	$125,000
Convertible notes	2025 – 2026	6%	$945,000

Convertible notes payable

During the year 2023 the Company issued $458,000 secured convertible notes, bearing interest at the annualized rate of 6% and mature 2 years after issuance. During the first six months in 2024 we issued $487,000 of such notes.

The convertible notes carry a conversion feature by which upon successful conclusion of an IPO the notes and accrued interest automatically convert into common shares at a conversion price at a 25% discount to the IPO offering price, or at $2.00 if no IPO occurs.

In connection with the issuance of the convertible notes the Company issued stock purchase warrants, the terms of which call for one half warrant to be issued for every share issued upon conversion of the convertible notes. The warrants are exercisable during three years at the conversion price.

The warrants have been accounted for as liabilities in accordance with ASC 480 due to the contingent put option. The conversion feature has been accounted for as a derivative liability in accordance with ASC 815. In conjunction with the issuance of the convertible notes, the Company incurred placement fees at 13% of the financing in 2023, or $59,540 and $63,310 in the first six month of 2024. The Company recognized these debt issuance costs, as well as the fair value of the warrants and derivative conversion feature as a debt discount valued at $313,554.

Convertible notes consisted of the following:

	Maturities (calendar year)	Interest Rate	June 30, 2024
2023 – 2024 issuances, total face value	2025 – 2026	6%	$945,000
Initial debt discount			(313,554)
Amortized debt discount			77,723
Carrying value			$709,169

Interest incurred for the six months ended June 30, 2023 and 2024 was $0 and $90,449 (including $62,932 from amortization of debt discount), respectively.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

4.      DEBT TRANSACTIONS (cont.)

Derivative and Warrant Liabilities

ASC 480 and ASC 815 requires us to assess the fair value of the liabilities at the end of each accounting period and recognize the change in the fair market value as income or expense. The Company determined our derivative liability to be a Level 3 fair value measurement and used the Black Scholes pricing model to calculate the fair value at issuance date and June 30, 2024.

Because the number of shares issuable upon conversion of the notes and the number of warrants will not finally be determined until the liquidation event takes place the Company used assumed data for the event for the calculations (see below).

The following table summarizes the assumptions utilized in the probability-weighted Black Scholes model in measuring the derivative liabilities during the six months ended June 30, 2024:

	Warrants		Conversion Feature
	Initial Date	June 30, 2024	Initial Date	June 30, 2024
Estimated stock price	$0.923	$0.923	$0.923	$0.923
Expected exercise price	$1.50 – $2.00	$1.50 – $2.00
Expected conversion price			$1.50 – $2.00	$1.50 – $2.00
Weighted probability to occur	70/30%	70/30%	70/30%	70/30%
Expected term	3 years	2.28 years	1.53 years	1.28 years
Volatility	65%	65%	65%	65%
Dividend yield	0%	0%	0%	0%
Risk-free interest rate	4.11% – 4.53%	4.71%	4.34 – 4.78%	5.09%
Expected IPO price	$2.00	$2.00	$2.00	$2.00

The stock price was based on a 409A valuation of our stock (see Note 5); volatility used was determined in conjunction with the 409A valuation based on comparable companies in the industry.

Fair Value Measurements

Set out below are the are the Company’s financial instruments that are required to remeasured at fair value on a recurring basis, and their fair value hierarchy as of June 30, 2024.

June 30, 2024	Level 1	Level 2	Level 3	Carrying Value
Liabilities
Liability – Warrants	$—	$—	$68,098	$68,098
Derivative Liability – Conversion Feature	—	—	74,565	74,565
Total Liabilities	$—	$—	$142,663	$142,663

For the six months ended June 30, 2024 the estimated fair value of the liabilities are as follows (fair value measured using significant unobservable inputs (Level 3):

Balance December 31, 2023	$79,504
Addition of new liability recognized as debt discount – warrants	42,665
Addition of new derivatives recognized as debt discount – conversion feature	45,961
Gain on change of fair value of the derivatives	(25,467)
Balance June 30, 2024	$142,663

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

5.      EQUITY TRANSACTIONS

In 2023 we performed a 409A valuation to derive an estimate of common share value which yielded a common share value of $0.923 per share. The valuation was based on two approaches — (1) an income approach based on a discounted cash flow method utilizing a discount rate of 24%, and (2) a market approach based on a market calibration method from the valuation date to the most recent stock sale transaction (back solve date). Then, a discount for lack of marketability of 17.5% was incorporated to arrive at the estimated enterprise value and derive the per share value.

During 2023 we issued 571,250 shares in an agreed-upon conversion at $1 per common share of $401,500 in accrued salaries of certain officers, and $169,750 in accrued consulting fees due a major shareholder. We also issued 135,500 shares to five consultants for services rendered at the 409A valuation per share of $0.923.

During the six months ended June 30, 2024 we issued 580,000 shares in an agreed-upon conversion at $1 per common share of $580,000 in accrued salaries of certain officers, and $274,750 in accrued consulting fees due a major shareholder. We also issued 25,000 shares to one consultant for services rendered, at the 409A valuation per share of $0.923.

During the six months ended June 30, 2024 we extended the exercise period of 212,313 warrants previously issued to investors in a 2019 private offering which warrants expired or will expire during 2024, until 2026. We accounted for the extension as a modification of the 212,313 warrants, exercisable during two years at the old exercise price of $1.20 per share, using the Black Scholes valuation model, and recognized a charge as warrant modification costs for the incremental value of $59,046.

6.      RELATED PARTY TRANSACTIONS

During 2023 we granted 500,000 stock options to certain officers and directors of the Company, exercisable during 3 years (450,000 options) and 5 years (50,000 options). All such options are exercisable at $1.00 per share.

During the second quarter in 2023 we converted $401,500 in accrued salaries of certain officers, and $169,750 in accrued consulting fees of a major shareholder into 571,000 common shares. At December 31, 2023, total such accruals were $253,750 due Yorktown, $452,500 due our chief executive officer, and $149,000 due our chief financial officer.

During the six months ended June 30, 2024 we converted $580,000 in accrued salaries of certain officers, and $274,750 in accrued consulting fees of a major shareholder into 854,750 common shares. At June 30, 2024, total such accruals were $15,000 due to the aforementioned major shareholder, $77,500 due our chief executive officer, and $43,167 due our chief financial officer.

Accrued interest on notes payable at June 30, 2024 and December 31, 2023 included $16,447 and $12,458, respectively, due to an officer and a major shareholder.

7.      RISKS AND UNCERTAINTIES

In order to finalize development of the licensed technology for commercial purpose, submit and obtain FDA clearance for the product, and commence marketing and distribution efforts the Company needs a substantial infusion of working capital. To that extent the Company undertook an offering of convertible debt (see Note 4) to raise sufficient capital to finance ongoing operations, product development, and preparations for FDA submission of our proprietary technology. The latter is planned to occur during the third quarter in 2024. Furthermore, the Company plans to undertake a public offering (the “Offering”) of its stock with the goal of raising up to $7,000,000 in equity capital. There can be no assurance that the Offering will be successful in terms of gaining investor acceptance, and that a sufficient amount of new capital will be raised in the process. If we fail to receive a significant portion of the targeted amount and cannot cover any shortfall from other sources we would experience delays in getting our product to market or could even be forced to ultimately abandon our business plan which would potentially render the license to the technology worthless.

NEUROSPECTRUM INSIGHTS, INC.
f/k/a Autism Diagnostic Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

8.      SUBSEQUENT EVENTS

During July and August 2024, we issued additional $260,400 in convertible notes pursuant to the Network 1 financing transactions (see Note 4 “DEBT TRANSACTIONS”) which included 86,800 warrants.

In July 2024 we extended the exercise period of 212,313 warrants that expired or will expire in 2024 by two years.

In August 2024 we issued 42,000 shares to a consultant for services rendered, and 300,000 shares as stock grants to directors and officers.

_________________________________

PROSPECTUS

, 2024

_________________________________

No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

Through and including, [*] (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[Alternate Page for Resale Prospectus]

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Subject to completion, dated            , 2024

PROSPECTUS

[•] Shares

of Common Stock

NEUROSPECTRUM INSIGHTS, INC.

This prospectus relates to the resale of [•] shares of common stock, no par value, of NeuroSpectrum Insights, Inc., which consists of (i) [•] shares of common stock issued to the selling stockholders named in this prospectus, and (ii) [•] shares of common stock issuable upon the exercise of warrants held by the selling stockholders named in this prospectus, that may be sold from time to time by such selling stockholders.

No sales of the common stock covered by this prospectus shall occur until after the closing of our initial public offering. The selling stockholders may sell shares from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may offer shares to or through underwriters, dealers or other agents, directly to investors or through any other manner permitted by law, on a continued or delayed basis. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders named in this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares offered by this prospectus, and the selling stockholders will bear all incremental selling expenses, including commissions and discounts, brokerage fees and other similar selling expenses they incur in sale of the shares. See “Plan of Distribution”.

By separate prospectus (the “IPO Prospectus”), we have registered an aggregate of [•] shares of common stock which we are offering for sale to the public through our underwriters, excluding any shares issuable upon exercise by the underwriters’ of their over-allotment option.

The [•] shares of common stock offered by the selling stockholders is defined herein as the “Resale Shares.”

We intend to apply to list our shares of common stock for trading on the Nasdaq Capital Market, subject to official notice of issuance, under the symbol “[*]”. No assurance can be given that our application will be approved. The consummation of this offering is conditioned on obtaining Nasdaq approval. The Resale Shares offered by the selling stockholders are part of and conditioned on the closing of our initial public offering.

We are an “emerging growth company” as defined in the federal securities laws, and, as such, are subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company”.

Investing in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered before making a decision to purchase our securities.

Sales of the shares of our common stock registered in this prospectus and the IPO Prospectus will result in two offerings taking place concurrently, which might affect price, demand, and liquidity of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2024.

[Alternate Page for Resale Prospectus]

THE OFFERING

Common Stock offered by the selling stockholders	shares at $ per share
Over-allotment option to purchase additional shares

We have granted the representative of the underwriters an option for a period of [•] days from the date of this prospectus to purchase an additional 15% of shares of our Common Stock at a price of $[•] per share to cover over-allotments, if any.

Common Stock to be outstanding before the IPO(1)	10,874,405 shares.
Common Stock to be outstanding after the IPO pursuant to the Public Offering Prospectus	shares.
Use of proceeds

We are not selling any Common Stock covered by this Resale Prospectus. As such, we will not receive any of the proceeds from the sale of the Common Stock by the selling stockholders named in this prospectus.

Risk Factors	See “Risk Factors” on page 10 for a discussion of certain of factors to consider carefully before deciding to purchase any shares of our Shares.
Proposed listing

We intend to apply to list our Common Stock on Nasdaq in connection with this offering. If our Common Stock is not approved for listing on Nasdaq, we will not consummate this offering. Our transfer agent is Vstock Transfer, LLC.

Proposed Nasdaq	“[•]”.
Capital Market symbol	We intend to apply to list our Common Stock on the Nasdaq Capital Market, or Nasdaq, under the symbol “[*]”
Terms of the Offering	The selling stockholders will determine when and how they will sell the securities in this prospectus.

____________

(1)      The number of shares of our Common Stock to be outstanding after this offering is based on shares of Common Stock outstanding as of [•], 2024, and excludes:

•        875,000 shares of our Common Stock issuable upon the exercise of outstanding stock options under the Company’s 2019 Stock Plan (the “2019 Plan”).

•        2,125,000 shares of our Common Stock reserved for future issuance under the 2019 Plan.

•        [•] shares issuable upon the automatic conversion of all convertible notes and accrued interest thereon issued in the bridge financings (the “[•] Conversions”).

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[Alternate Page for Resale Prospectus]

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Resale Shares. In addition, the underwriter will not receive any compensation from the sale of the Resale Shares.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

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[Alternate Page for Resale Prospectus]

SELLING STOCKHOLDERS

This prospectus covers the possible resale by the selling stockholders identified in the table below of up to [•] shares of our common stock (the “Resale Shares”). The transactions by which the selling stockholders acquired their securities from us were exempt under the registration provisions of the Securities Act.

The selling stockholders may sell some, all, or none of the Resale Shares. Unless otherwise indicated in the footnotes to the table below, no selling stockholder has had any material relationship with us or any of our affiliates within the past three years other than as a security holder.

We have prepared the following table based on written representations and information furnished to us by or on behalf of the selling stockholders. Unless otherwise indicated in the footnotes to the table below, we believe that (i) none of the selling stockholders are broker-dealers or affiliates of broker-dealers, and (ii) no selling stockholder has direct or indirect agreements or understandings with any person to distribute their Resale Shares. To the extent any selling stockholder identified below is, or is affiliated with, a broker-dealer, it could be deemed, individually, but not severally, to be an “underwriter” within the meaning of the Securities Act. Information about the selling stockholders may change over time.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of Resale Shares as of            , 2024.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Selling Stockholder	Number of Shares Beneficially Owned Before Offering	Percentage of Shares Beneficially Owned Before this Offering	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned After Offering (%)(1)
[•]	[•]	[•]%	[•]	—	*
[•]	[•]	[•]%	[•]	—	*
[•]	[•]	[•]%	[•]	—	*
[•]	[•]	[•]%	[•]	—	*
[•]	[•]	[•]%	[•]	—	*

____________

*        Less than 1%

(1)      Applicable percentage ownership after to this offering is based on [•] shares of common stock deemed to be outstanding as of               , 2024.

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[Alternate Page for Resale Prospectus]

SELLING STOCKHOLDERS PLAN OF DISTRIBUTION

We are registering the Resale Shares to permit the resale of the Resale Shares by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the Resale Shares. We will pay all expenses (other than discounts, commissions, and transfer taxes, if any) relating to the registration of the Resale Shares in the registration statement of which this prospectus forms a part.

The selling stockholders may, from time to time, after the effective date of the IPO Prospectus, sell all or a portion of the Resale Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers, or agents. If the Resale Shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for any underwriter discounts or commissions and any applicable transfer taxes. The Resale Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•        on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•        in the over-the-counter market;

•        in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        short sales;

•        in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        a combination of any such methods of sale; or

•        any other method permitted pursuant to applicable law

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus. The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver

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these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

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[Alternate Page for Resale Prospectus]

LEGAL MATTERS

The validity of the common stock covered by this prospectus will be passed upon by Lucosky Brookman LLP.

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[*] Shares of Common Stock

[*]

NeuroSpectrum Insights, Inc.

____________________________

RESALE PRELIMINARY PROSPECTUS

____________________________

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.

Prospectus dated ______________, 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA filing.

Amount to be paid
SEC registration fee	$
FINRA filing fee	$
Nasdaq initial listing fee	$	*
Blue sky qualification fees and expenses	$	*
Transfer agent and registrar fees	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Miscellaneous	$	*
Total	$	*

____________

*        To be filed by amendment

[Item 14. Indemnification of Directors and Officers.]

[Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that none of our directors shall be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, agent of the corporation or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability.

Our Certificate of Incorporation and our Bylaws provide for indemnification of our directors and officers. Our Bylaws provide that we will indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a legal representative, director, officer or employee or agent of the Company, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent will not, without more, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.]

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by us in the last three years in transactions that were exempt from the requirements of the Securities Act as provided for by Section 4(a)(2) thereof for transactions not involving a public offering, to the extent an exemption from such registration was required or exempt from registration either under Rule 701 promulgated under the Securities Act, in that the transactions were under compensatory benefit plans and contracts relating to compensation.

During 2021 we received $10,000 against issuance of 10,000 common shares and stock purchase warrants for 10,000 shares, exercisable during 5 years at $1.50 per share.

During 2023 we received $458,000 against placement of $458,000 convertible notes, accompanied by stock purchase warrants, pursuant to our bridge financing offering (see description elsewhere in this document).

During the first two quarters in 2024 we received $487,000 against placement of $487,000 convertible notes, accompanied by stock purchase warrants, pursuant to our bridge financing offering (see description elsewhere in this document).

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:    Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

(b) Financial Statement Schedules:    All schedules are omitted because the required information is inapplicable or the information is presented in the financial statements and the related notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1.      To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.      For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.      For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.      For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.      For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1**	Certificate of Incorporation of the Registrant.
3.2**	Bylaws of the Registrant.
4.1*	Form of Underwriter Warrant.
5.1*	Opinion of Lucosky Brookman LLP.
10.1**	Employment Agreement with Andrew Stewart.
10.2**	Employment Agreement with Joerg Klaube
10.3*	Lease Agreement dated April 1, 2024
10.4**	License Agreement dated January 31, 2017.
23.1**	Consent of Rosenberg Rich Baker Berman, P.A.
23.2*	Consent of Lucosky Brookman LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included on signature page).
107*	Filing Fee Table

____________

*        To be filed by an amendment to this registration statement.

**      Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bedminster, New Jersey on October 28, 2024

NEUROSPECTRUM INSIGHTS, INC.
/s/ Andrew Stewart
Name: Andrew Stewart
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
	Chief Executive Officer, Director	October [•], 2024
Andrew Stewart
	Chief Financial Officer	October [•], 2024
Joerg Klaube
	Chairman of the Board, Director	October [•], 2024
Mark Rosenberg
	Director	October [•], 2024
Boura Ali
	Director	October [•], 2024
Jason Pottinger
	Director	October [•], 2024
Corey Park